

04049725

PERCEPTRON INC

P.E. 6/30/04

The focus on success



2004 Annual Report

PROCESSED
NOV 18 2004
THOMSON FINANCIAL



2004 Annual Report

Chairman's Letter 2

Annual Report on Form 10-K

Part I.

Item 1.	Business	6
Item 2.	Properties	10
Item 3.	Legal Proceedings	10
Item 4.	Submission of Matters to a Vote of Security Holders	10

Part II.

Item 5.	Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	11
Item 6.	Selected Financial Data	12
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	13
Item 7A.	Qualitative and Quantitative Disclosures about Market Risk	20
Item 8.	Financial Statements and Supplementary Data	20
Item 9.	Changes In and Disagreements with Accountants on Accounting and Financial Disclosures	34
Item 9A.	Controls and Procedures	34
Item 9B.	Other Information	34

Part III.

Item 10.	Directors and Executive Officers of the Registrant	35
Item 11.	Executive Compensation	35
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	35
Item 13.	Certain Relationships and Related Transactions	35
Item 14.	Principal Accountant Fees and Services	35

Part IV.

Item 15.	Exhibits, Financial Statement Schedules	35
	Signatures	36

Perceptron Profile and Corporate Information Inside Back Cover



To our Valued Shareholders:

Fiscal year 2004 was another year of prosperity for Perceptron. While many companies worldwide continued to experience the difficulties of the sustained global economic recession, Perceptron enjoyed strong new order bookings and sales, primarily driven by a continuing emphasis on automotive quality that saw a resurgence in the last two fiscal years. Perceptron, as a global supplier, also enjoyed the benefits of the strength of the Euro against the United States dollar at a time when sales in Europe remained strong.

Automakers now appreciate that sales driven by price incentives alone cannot return them to the sustainable profit levels they expect. Successful automobile manufacturers are building their sales volumes profitably by bringing increased value to their customers in the form of new vehicle models with improved quality and reliability. At the same time they are lowering their manufacturing costs by reducing scrap and containing manufacturing processes through 100% inspection.

Perceptron's continued profitability was the result of many contributing factors, including ones that were the direct result of the focused efforts and dedication of the Perceptron team such as continuing the aggressive cost containment achieved from expense reductions that began two years ago. Our sales force improved its efficiency through cooperative global team selling techniques. Our manufacturing operation shortened lead times and reduced inventory levels. Finally, our engineering organization continued its efforts to shorten product development cycles and leverage its strong technical competencies to expand our product portfolio.

The capabilities of our AutoGauge® products, which run under the IPNet® web-based software platform, continue to be enhanced and improved. This powerful process metrology system adds value directly to the plant floor, taking the form of fixed, flexible, and hybrid inline measurement systems.

Combinations of fixed and flexible systems provide manufacturers the ability to perform 100% inline measurement of multiple vehicle models being produced on the same line, using standard industrial robots as the measurement articulator. Perceptron's flexible AutoGauge® is capable of adapting to whichever industrial robot the manufacturers have chosen for their plants.

Case studies in a number of plants show quantitatively that AutoGauge® systems more than pay for themselves even before the launch phase of a plant is complete by the early detection of vehicle manufacturing problems, allowing the manufacturer to shorten the production ramp cycle. This strong quantitative value proposition becomes even more compelling when extrapolated over the term of a vehicle's manufacturing life.

The future for the Company looks brighter than it has at anytime in its history. Completed new product developments and aggressive cost containment measures have given the Company the ability to be profitable. In short, we have many reasons to be optimistic for the coming fiscal year even though the economic climate remains uncertain.

In light of the current economic climate and the timing of anticipated vehicle tooling programs by our automotive customers, we expect sales in fiscal year 2005 to be consistent with those of fiscal year 2004.

In addition, the Company is aggressively marketing several newer products, including the ScanWorks™ 3D scanning system with measurement, inspection and feature extraction capabilities and the enhanced AutoSpect® paint quality inspection system.

During fiscal year 2004 our representation in the worldwide portable 3D scanning market has increased dramatically as a result of geographic expansion through value added resellers. By working with selectively chosen resellers, all having established customer bases in different markets and geographic regions, we gain a competitive advantage. These resellers provide convenient access to our ScanWorks™ products, as well as training, service, and support, to companies that want 3D scanning capability.

The resellers integrate Perceptron's ScanWorks™ hardware and software package into portable 3D scanning systems, resell them to manufacturing companies, and provide all follow-on support. These versatile 3D scanning systems, enabled by Perceptron's ScanWorks™ software, are used in many applications including reverse engineering, tool & die modifications, benchmarking, computer-added design comparison, three-dimensional visualization, quality inspection, and others.

Our high speed, light and accurate sensors, and ScanWorks™ software, have also been integrated with precision coordinate measurement machines and manually articulated arms. These systems provide our customers with the ability to perform inspections, reverse engineering, and rapid prototyping by gathering accurate surface data clouds at rates hundreds of times faster than with conventional touch probes.

The ScanWorks™ product has recently garnered some very favorable press relating to a number of noteworthy applications of the technology. Perceptron's ScanWorks™ systems were used to scan the propeller of the original Wright flyer, enabling a team to produce an exact replica of this critical component for the 100th anniversary of the first flight.

Most recently, a Perceptron value-added reseller performed a detailed scan of the famous Liberty Bell. Using scanned data, a replica of the famous bell was cast by the Cornille-Havard Bell Foundry in Normandy, France to commemorate the 60th anniversary of the Allied landing at Normandy on D-Day, June 6, 1944.

Because of the system's ability to display complex objects such as the Liberty Bell from different angles on a computer screen, the bell could be recreated right down to the last minute indentation on the surface, and its famous crack could be removed digitally. Finally, a living person has heard what the original bell sounded like.

Our AutoSpect® paint quality inspection product inspects and measures the key elements of a paint finish most visible to the consumer such as gloss, the distinctness of reflected image, and orange peel in the finished paint of the vehicle. These are extremely important customer metrics that represent the first indicators of overall vehicle quality in the mind of the purchaser. It was a Japanese automaker renowned for the quality of its paint finishes who became the first significant adopter of the AutoSpect® system. Since then, another Japanese automaker has chosen the AutoSpect® system for one of its plants.

The Company expects to receive orders and report sales during fiscal year 2005 from its new AutoFit® and AutoScan® product offerings.

A key indicator of vehicle quality in the mind of the consumer is the overall fit and finish of the closure panels. As recent studies have concluded, customers realize that poor fitting doors, hoods, and trunks can result in increased road noise and possible water leaks.

The new AutoFit® systems, based upon elements of our IPNet® platform, perform 100% inline measurements of the uniformity, or lack thereof, of the gaps between closure panels and the body, and the flushness of those panels to the body. Automakers are now realizing that they no longer have to add cost to their vehicles in the form of exotic seals or more insulation to improve the road noise characteristics of their cars. Controlling the gap uniformity and the flushness of the panels that produce that noise is a more effective and much less expensive solution to the problem.

AutoScan® systems allow a customer to automatically scan and measure a part's shape for analysis and comparison to the original computer-generated design. AutoScan® systems use a robot mounted Contour Probe® sensor to provide a fast, non-contact method of gathering data.

We, at Perceptron, are proud of our team and our position in our marketplaces, earned and sustained because of the demonstrable value we bring our customers. We are increasing the breadth and depth of core markets, strategically expanding into new markets, improving our own internal processes, and controlling our operating expenses. Through this focused approach we seek to establish a solid foundation for long-term sustainable growth for all our stakeholders. The focus is on the process.



Alfred A. Pease
Chairman of the Board, President
and Chief Executive Officer

Safe Harbor Statement

Certain statements in the foregoing letter may be "forward-looking statements" within the meaning of the Securities Exchange Act of 1934, including the Company's expectation as to fiscal year 2005 revenue, costs and earnings levels and the receipt of orders and revenue for its AutoFit® and AutoScan® products in fiscal year 2005. The Company assumes no obligation for updating any such forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such forward-looking statements. Actual results could differ materially from those in the forward-looking statements due to a number of uncertainties, including, but not limited to, those set forth on pages 14 and 20 of the attached Form 10-K under "Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Fiscal Year Ended June 30, 2004, Compared to June 30, 2003 – Outlook and – Safe Harbor Statement".

This page intentionally left blank.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

**FOR ANNUAL AND TRANSITION REPORTS
PURSUANT TO SECTIONS 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2004 OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________.

Commission File Number: 0-20206

PERCEPTRON, INC.
(Exact Name of Registrant as Specified in Its Charter)

Michigan (State or Other Jurisdiction of Incorporation or Organization)	38-2381442 (I.R.S. Employer Identification No.)

47827 Halyard Drive
Plymouth, Michigan 48170-2461
(Address of Principal Executive Offices)

(734) 414-6100
(Registrant's telephone number, including area code)

Securities registered pursuant to section 12(b) of the Act: None

Securities registered pursuant to section 12(g) of the Act:

Common Stock, $0.01 par value
Rights to Purchase Preferred Stock
(TITLE OF CLASS)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2).
Yes ☐ No ☒

The aggregate market value of the voting stock held as of the registrant's most recently completed second fiscal quarter by non-affiliates of the registrant, based upon the closing sale price of the Common Stock on December 31, 2003, as reported by The Nasdaq Stock Market, was approximately $64,300,000 (assuming, but not admitting for any purpose, that all directors and executive officers of the registrant are affiliates).

The number of shares of Common Stock, $0.01 par value, issued and outstanding as of September 16, 2004, was 8,745,700.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the following document, to the extent specified in this report, are incorporated by reference in Part III of this report:

Document	Incorporated by reference in:
Proxy Statement for 2004 Annual Meeting of Shareholders	Part III, Items 10-14

PART I

ITEM 1: BUSINESS

General

Perceptron, Inc. ("Perceptron" or the "Company") designs, develops, manufactures and markets information-based measurement and inspection solutions for process improvement. Perceptron's product offerings are designed to improve quality, increase productivity and decrease costs in manufacturing and product development. Among the solutions offered by the Company are: 1) Laser-based gauging systems that provide 100% in-line measurement for reduction of process variation; 2) Systems that guide robots in a variety of automated assembly applications; 3) Systems that inspect the quality of painted surfaces, and; 4) Technology components and software for the Coordinate Measurement Machine (CMM), portable CMM, wheel alignment, reverse engineering, digitizing, inspection and forest products industry.

The Company's current principal products are based upon proprietary three-dimensional image processing and AutoSolve™ feature extraction software algorithms combined with the TriCam® three-dimensional object imaging technology. TriCam® technology uses structured laser light triangulation techniques to obtain accurate three-dimensional measurements. TriCam® systems are used to measure formed parts for reduction of process variation, to provide robot guidance sensing for automated assembly tasks and to improve the speed and lower the cost of wheel alignment in final assembly operations.

On March 15, 2002, the Company sold substantially all of the assets of its Forest Products business unit for $4.6 million in cash at closing and a promissory note for approximately $343,000 to U.S. Natural Resources, Inc. ("USNR"). USNR also assumed certain liabilities of the Forest Products business unit. Historical financial information included in this Form 10-K for fiscal year 2002 and prior periods has been restated to present the Forest Products business unit as a discontinued operation. Other information, such as bookings and backlog, has been restated to reflect only the Company's continuing operations. The Company continues to manufacture and supply TriCam® sensors ordered by USNR.

The Company was incorporated in Michigan in 1981 and is headquartered at 47827 Halyard Drive, Plymouth, Michigan 48170-2461, (734) 414-6100. The Company also has operations in Munich, Germany; Voisins le Bretonneux, France; Vitoria, Spain; Sao Paulo, Brazil and Tokyo, Japan.

Markets

The Company services multiple markets, with the largest being the automotive industry. The Company has product offerings encompassing virtually the entire automobile manufacturing process, including product development, manufacturing process development and implementation, stamping and fabrication, body shop, paint shop, trim, chassis and final assembly. The Company believes there are numerous applications for its three-dimensional measurement systems in other industrial and commercial applications. The foregoing statement is a "forward-looking statement" within the meaning of the Securities Exchange Act of 1934, as amended ("Exchange Act"). See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Safe Harbor Statement".

Products and Applications

Automated Systems

AutoGauge®: These systems are used in the assembly and fabrication plants of many of the world's leading auto manufacturers and their suppliers to contain, correct and control the quality of body structures. AutoGauge® systems are placed directly in-line to automatically measure critical dimensional characteristics of automotive vehicles, sub-assemblies and parts using non-contact, laser-based sensors.

AutoGauge® is built on a hardware, software and communications platform called IPNet®. The IPNet® platform uses Internet technology to disseminate critical manufacturing and quality information on a real-time basis throughout a plant or enterprise. IPNet® also communicates to wireless devices such as Palm™ Pilots and web phones. Other advantages of the IPNet® platform include: A Windows based architecture allowing integration of third party hardware and software, a new graphics based user interface, and greater flexibility to distribute sensors throughout the manufacturing process at lower cost.

AutoGauge® has the ability to provide hybrid systems containing both fixed-mounted sensors and robot-mounted sensors. This ability provides automotive manufacturers with the flexibility to measure multiple vehicle styles on a single assembly line while maintaining their high-speed production rates.

AutoFit®: These systems are used in automotive assembly plants to contain, correct and control the fit of exterior body panels. The system automatically measures, records and displays the gap and flushness of parts most visible to the automobile consumer such as gaps between front and rear doors, hoods and fenders, and deck lids and rear quarter panels. The TriCam® sensor has been enhanced to enable gap and flushness to be measured in several parts of the manufacturing process: in the body shop during assembly of non-painted vehicles, and in the final assembly area after the vehicle has been painted. AutoFit® has the ability to measure vehicles while in motion along the assembly line or in a stationary position.

AutoScan®: These systems provide a fast, non-contact method of gathering data for the analysis of the surface contour of a part or product. These systems use a robot mounted Contour Probe® sensor specifically designed to "scan" a part as the robot moves throughout its path. The AutoScan® system measures and collects the "point cloud data" required for contour analysis by third party analysis software. This allows the part's shape to be automatically scanned and compared to a computer-generated design.

AutoSpect®: These in-line, non-contact systems are used in auto assembly plants to monitor and measure the quality of the vehicle's paint finish. The system measures and generates objective, repeatable, reproducible ratings of the painted surface. AutoSpect® systems are fully automatic and monitor 100% of painted vehicle production. AutoSpect® measures the key elements of a paint finish most visible to the consumer: gloss, orange peel, and DORI (distinctness of reflected image). The AutoSpect® system has been upgraded to the IPNet® platform and shares many of the same components as the AutoGauge® system. Perceptron also offers a portable, battery powered version of the AutoSpect® paint quality measurement system.

AutoGuide®: These robot guidance systems were developed in response to the increasing use of robots for flexible, automated assembly applications. These systems utilize Perceptron sensors and measurement technology to improve the accuracy of robotic assembly operations. AutoGuide® systems calculate the difference between theoretical and actual relationships of a robot and the part being assembled and send compensation data, in six axes, to the robot. Robotic applications supported by AutoGuide® include windshield insertion, roof loading, seat loading, hinge mounting, door attachment and sealant applications.

Technology Components

ScanWorks™: The Company provides ScanWorks™ products to a variety of markets through third party original equipment manufacturers ("OEMs"), system integrators and value-added resellers ("VARs"). These products target the digitizing, reverse engineering, and inspection markets.

ScanWorks™ is a hardware/software component set that allows customers to add digitizing capabilities to their machines or systems. The use of the ScanWorks™ software and the Contour Probe® sensor enables users to collect, display, manipulate and export large sets of "point cloud data" from portable CMMs.

ToolKit is a software solution enabler used by CMM manufacturers, system integrators and application software developers. It enables the integration of Perceptron's laser-based scanning technology into their proprietary systems.

Non-Contact Wheel Alignment Components (NCA): NCA components include WheelWorks® software and sensors based upon the TriCam® design. These technology components offer a fast, accurate, non-contact method of aligning wheels during the automotive assembly process. The Company supplies NCA components to multiple wheel alignment machine OEMs in Europe, Asia and North America.

Forest Products: Under the terms of an existing Sensor Supply and Manufacturing License Agreement between the Company and USNR ("Sensor Supply Agreement"), the Company continues to manufacture and supply TriCam® sensors to USNR for use in various optimizing applications. In August 2003, the Company ceased the manufacture of LASAR® sensors and, as required by the terms of the Sensor Supply Agreement, the Company granted a non-exclusive, perpetual worldwide license to USNR to manufacture LASAR® sensors primarily intended for sale to operators of wood processing facilities (e.g., sawmills, planer mills, panel mills, etc.).

Value Added Services

The Company provides additional services including: training, field service, launch support services, consulting services, maintenance agreements, repairs, upgrades, spare part sales and software tools.

Sales and Marketing

The Company markets its products directly to end users, and through system integrators, VARs and OEMs.

The Company's direct sales efforts are led by the Company's account executives. These account executives develop a close consultative selling relationship with the Company's customers. Perceptron's senior management works in close collaboration with customers' executives. The Company also provides technology components to selected system integrators, OEMs and VARs that integrate the Company's products into their systems for sales to end user customers.

The Company's principal customers have historically been automotive companies that the Company either sells to directly or through system integrators or OEMs. The Company's products are typically purchased for installation in connection with re-tooling programs undertaken by these companies. The number and timing of re-tooling programs vary from year to year and are subject to postponement by customers due to economic conditions or otherwise. Because the Company's annual sales are dependent on the timing of customers' re-tooling programs, annual aggregate sales and sales by customer vary significantly from year to year, as do the Company's largest customers. For the fiscal years ended June 30, 2004, 2003 and 2002, approximately 40%, 33% and 44%, respectively, of total revenues from continuing operations were derived from the Company's four largest automotive customers (General Motors, Ford, DaimlerChrysler and Volkswagen). For the fiscal years ended June 30, 2004, 2003 and 2002, approximately, 12%, 22% and 19%, respectively, of net sales from continuing operations, were to system integrators and OEMs for the benefit of the same four automotive customers. These numbers reflect consolidations that have occurred within the automotive industry. During the fiscal year ended June 30, 2004, sales to General Motors and DaimlerChrysler were 18.5% and 11.2%, respectively, of the Company's total net sales.

As part of the sale of substantially all of the assets of the Forest Products business unit, the Company and USNR also entered into a Covenant Not to Compete dated March 13, 2002. The Company agreed, among other matters, for a period of ten years not to compete with the purchaser in any business in which the Forest Products business unit was engaged at any time during the three-year period prior to the closing of the transaction, and for so long as the purchaser is a customer of the Company, not to sell products or services intended primarily for operators of wood processing facilities or license any intellectual property to any third party primarily for use in any wood processing facility.

Manufacturing and Suppliers

The Company's manufacturing operations consist primarily of final assembly, testing and integration of the Company's software with individual components such as printed circuit boards manufactured by third parties according to the Company's designs. The Company believes a low level of vertical integration gives it significant manufacturing flexibility and minimizes total product costs.

The Company purchases a number of component parts and assemblies from single source suppliers. With respect to most of its components, the Company believes that alternate suppliers are readily available. Component supply shortages in certain industries, including the electronics industry, have occurred in the past and are possible in the future due to imbalances in supply and demand. Significant delays or interruptions in the delivery of components or assemblies by suppliers, or difficulties or delays in shifting manufacturing capacity to new suppliers, could have a material adverse effect on the Company.

International Operations

Europe: The Company's European operations contributed approximately 42%, 46%, and 36%, of the Company's revenues from continuing operations during the fiscal years ended June 30, 2004, 2003 and 2002, respectively. The Company's wholly-owned subsidiary, Perceptron Europe B.V. ("Perceptron B.V."), formed in The Netherlands, holds a 100% equity interest in Perceptron (Europe) GmbH ("Perceptron GmbH"). Perceptron GmbH is located in Munich, Germany and is the operational headquarters for the European market. Perceptron GmbH holds a 100% interest in Perceptron E.U.R.L. located in Voisins le Bretonneux, France and a 100% interest in Perceptron Iberica SL located in Vitoria, Spain. At June 30, 2004, the Company employed 56 people in its European operations.

Asia: The Company operates a direct sales, application and support office in Tokyo, Japan to service customers in Asia.

South America: The Company has a direct sales, application and support office in Sao Paulo, Brazil to service customers in South America.

The Company's foreign operations are subject to certain risks typically encountered in such operations, including fluctuations in foreign currency exchange rates and controls, expropriation and other economic and local policies of foreign governments, and the laws and policies of the U.S. and local governments affecting foreign trade and investment. For information regarding net sales and identifiable assets of the Company's foreign operations, see Note 13 to the Consolidated Financial Statements, "Geographic Information".

Competition

The Company believes that it provides the best and most complete solutions to its customers in terms of system capabilities and support, at a competitive price for the value provided, which it believes are the principal competitive factors in these markets. There are a number of companies that sell similar and/or alternative technologies and methods into the same markets and regions as the Company.

The Company believes that there may be other entities, some of which may be substantially larger and have substantially greater resources than the Company, which may be engaged in the development of technology and products, that could prove to be competitive with those of the Company. In addition, the Company believes that certain existing and potential customers may be capable of internally developing their own technology. There can be no assurance that the Company will be able to successfully compete with any such entities, or that any competitive pressures will not result in price erosion or other factors, which will adversely affect the Company's financial performance.

Backlog

As of June 30, 2004, the Company had a backlog of $19.1 million, compared to $18.2 million at June 30, 2003. Most of the backlog is subject to cancellation by the customer. The level of order backlog at any particular time is not necessarily indicative of the future operating performance of the Company. The Company expects to be able to fill substantially all of the orders in its backlog by June 30, 2005.

Research and Development

The Company has multiple development initiatives focused on new products to: increase penetration in existing markets; expand into new and adjacent markets; and to diversify into new, non-adjacent markets. The Company also has multiple development initiatives focused on the continuous improvement of our existing products and systems to: reduce material and installation costs; to enhance performance; to add new features and functionality; and to incorporate appropriate new technologies as they emerge.

The Company's research, development and engineering activities are currently focused on: high-accuracy, laser-based dimensional sensors; high-accuracy, high-throughput scanning sensors; complex feature recognition algorithms; specialized three-dimensional metrology software; manufacturing process display and analysis software; control system and robotic interface software; and related cell and system hardware. As of June 30, 2004, 49 persons employed by the Company were focused primarily on research, development and engineering.

For the fiscal years ended June 30, 2004, 2003 and 2002, the Company's research, development and engineering expenses were $7.0 million, $6.3 million, and $6.6 million, respectively.

Patents, Trade Secrets and Confidentiality Agreements

As of June 30, 2004, the Company has been granted 26 U.S. patents and has pending 14 U.S. patent applications, which relate to various products and processes manufactured, used, and/or sold by the Company. The Company also has been granted 16 foreign patents in Canada, Europe and Japan and has 24 patent applications pending in foreign locations. The U.S. patents expire from 2005 through 2023 and the Company's existing foreign patent rights expire from 2008 through 2017. In addition, the Company holds perpetual licenses to more than 42 other U.S. patents including rights to practice 6 patents for non-forest product related applications that were assigned to USNR in conjunction with the sale of the Forest Products business unit. The expiration dates for these licensed patents range from 2004 to 2020.

The Company has registered, and continues to register, various trade names and trademarks including Perceptron®, AutoGauge®, IPNet®, AutoFit®, AutoGuide®, AutoScan®, AutoSpect®, Contour Probe®, OptiFlex®, TriCam®, Veristar®, WheelWorks®, Virtual Fixturing® and LASAR®, among others, which are used in connection with the conduct of its business. Trademarks that have been approved for registration or are awaiting issuance include AutoSolve™ and ScanWorks™.

The Company's software products are copyrighted and generally licensed to customers pursuant to license agreements that restrict the use of the products to the customer's own internal purposes on designated Perceptron equipment. The Company also uses non-disclosure agreements with employees, consultants and other parties.

There can be no assurance that any of the above measures will be adequate to protect the Company's intellectual property or other proprietary rights. Effective patent, trademark, copyright and trade secret protection may be unavailable in certain foreign countries.

The Company has been informed that certain of its customers have received allegations of possible patent infringement involving processes and methods used in the Company's products. Certain of these customers, including one customer who was a party to a patent infringement suit relating to this matter, have settled such claims. Management believes that the processes used in the Company's products were independently developed without utilizing any previously patented process or technology. Because of the uncertainty surrounding the nature of any possible infringement and the validity of any such claim or any possible customer claim for indemnity relating to claims against the Company's customers, it is not possible to estimate the ultimate effect, if any, of this matter on the Company's financial statements.

The Company has licensed certain of the Company's patents relating to non-contact wheel alignment systems to another company on a non-exclusive basis.

Employees

As of June 30, 2004, the Company employed 218 persons. None of the employees is covered by a collective bargaining agreement and the Company believes its relations with its employees to be good.

Available Information

The Company's Internet address is www.perceptron.com. There the Company makes available, free of charge, its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, filed or furnished after the date of this Form 10-K, as soon as reasonably practicable after the Company electronically files such material with, or furnishes it to, the SEC. These reports can be accessed through the Company section of the website. The information found on the Company's website is not part of this or any report the Company files with, or furnishes to, the SEC.

ITEM 2: PROPERTIES

Perceptron's principal domestic facilities consist of a 70,000 square foot building located in Plymouth, Michigan, owned by the Company. In addition, the Company leases a 1,500 square meter facility in Munich, Germany and leases office space in Voisins le Bretonneux, France; Sao Paulo, Brazil and Tokyo, Japan. The Company believes that its current facilities are sufficient to accommodate its requirements through fiscal year 2005.

ITEM 3: LEGAL PROCEEDINGS

The Company is a party to a suit filed by Industries GDS, Inc., Bois Granval GDS Inc., and Centre de Preparation GDS, Inc. (collectively, "GDS") on or about November 21, 2002 in the Superior Court of the Judicial District of Quebec, Canada against the Company, Carbotech, Inc. ("Carbotech"), and U.S. Natural Resources, Inc. ("USNR"), among others. The suit alleges that the Company breached its contractual and warranty obligations as a manufacturer in connection with the sale and installation of three systems for trimming and edging wood products. The suit also alleges that Carbotech breached its contractual obligations in connection with the sale of equipment and the installation of two trimmer lines, of which the Company's systems were a part, and that USNR, which acquired substantially all of the assets of the Forest Products business unit from the Company, was liable for GDS' damages. USNR has sought indemnification from the Company under the terms of existing contracts between the Company and USNR. GDS seeks compensatory damages against the Company, Carbotech and USNR of approximately $5.0 million using a June 30, 2004 exchange rate. Carbotech has filed for bankruptcy protection in Canada. The Company intends to vigorously defend GDS' claims.

See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies – Litigation and Other Contingencies" for a discussion of the Company's accounting policies regarding legal proceedings and other contingencies.

ITEM 4: SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of fiscal 2004.

PART II

ITEM 5: MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Perceptron's Common Stock is traded on The NASDAQ Stock Market's National Market under the symbol "PRCP". The following table shows the reported high and low sales prices of Perceptron's Common Stock for the fiscal year periods indicated:

	Prices	
	Low	High
Fiscal 2004		
Quarter through September 30, 2003	$5.23	$9.28
Quarter through December 31, 2003	$5.16	$8.04
Quarter through March 31, 2004	$6.71	$7.89
Quarter through June 30, 2004	$6.20	$7.60
Fiscal 2003		
Quarter through September 30, 2002	$0.97	$2.15
Quarter through December 31, 2002	$1.11	$2.25
Quarter through March 31, 2003	$2.10	$3.10
Quarter through June 30, 2003	$2.43	$6.08

No cash dividends or distribution on Perceptron's Common Stock have been paid in the past and it is not anticipated that any will be paid in the foreseeable future. In addition, the payment of cash dividends or other distributions is prohibited under the terms of Perceptron's revolving credit agreement with its bank. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources", for a discussion of other restrictions on the payment of dividends.

The approximate number of shareholders of record on September 16, 2004, was 232.

The information pertaining to the securities the Company has authorized for issuance under equity compensation plans is hereby incorporated by reference to Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters – Equity Compensation Plan Information". For more information about the Company's equity compensation plans, see Note 11 of Notes to the Consolidated Financial Statements, "Stock Option Plans", included in Item 8 of this report.

On August 9, 2004, the Company's Board of Directors approved a stock repurchase program authorizing the Company to repurchase up to $2.0 million of the Company's common stock. The Company may buy shares of its common stock on the open market or in privately negotiated transactions from time to time, based on market prices. The program may be discontinued at any time.

ITEM 6: SELECTED FINANCIAL DATA

The selected statement of operations and balance sheet data presented below are derived from the Company's consolidated financial statements and should be read in conjunction with the Company's consolidated financial statements and notes thereto and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this report.

PERCEPTRON, INC. AND SUBSIDIARIES
(In thousands, except per share amounts)

	Twelve Months Ended June 30,				
Statement of Operations Data: [1, 2]	**2004**	**2003**	**2002**	**2001** [3]	**2000**
Net sales	$53,393	$54,679	$43,943	$40,430	$57,347
Gross profit	25,100	27,534	19,641	17,085	28,697
Operating income (loss)	5,630	8,548	1,170	(4,046)	4,231
Income (loss) before income taxes	6,653	6,124	759	(4,647)	3,973
Income (loss) from continuing operations	3,987	3,582	942	(2,549)	2,369
Discontinued operations	-	-	(4,644)	(3,656)	(512)
Cumulative effect of change in accounting principle	-	-	-	(1,333)	-
Net income (loss)	3,987	3,582	(3,702)	(7,538)	1,857
Earnings (loss) per diluted share:					
Continuing operations	$ 0.43	$ 0.42	$ 0.11	$ (0.31)	$ 0.29
Discontinued operations	-	-	(0.56)	(0.45)	(0.06)
Cumulative effect of change in accounting principle	-	-	-	(0.16)	-
Net income (loss)	0.43	0.42	(0.45)	(0.92)	0.23
Weighted average common shares outstanding – diluted	9,327	8,622	8,213	8,178	8,199

	As of June 30,				
Balance Sheet Data:	**2004**	**2003**	**2002**	**2001**	**2000**
Working capital	$36,777	$30,405	$24,824	$25,559	$42,849
Total assets	62,924	59,414	54,693	66,247	65,105
Long-term liabilities	-	-	1,040	1,040	4,595
Shareholders' equity	50,360	44,945	39,211	40,295	49,569

1 No cash dividends have been declared or paid during the periods presented.

2 In fiscal 2002, the Company sold substantially all of the assets of its Forest Products business unit. See also Note 2, "Discontinued Operations", in the Notes to the Consolidated Financial Statements. Accordingly, historical financial information has been restated to present the Forest Products business unit as a discontinued operation.

3 In fiscal 2001, the Company implemented the Securities and Exchange Commission's Staff Accounting Bulletin 101 ("SAB 101") guidelines on revenue recognition.

ITEM 7: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Perceptron, Inc. ("Perceptron" or the "Company") designs, develops, manufactures and markets information-based measurement and inspection solutions for process improvement. The Company's current principal products are based upon proprietary three-dimensional image processing and AutoSolve™ feature extraction software algorithms combined with the TriCam® three-dimensional object imaging technology. TriCam® technology uses structured laser light triangulation techniques to obtain accurate three-dimensional measurements. TriCam® systems are used to measure formed parts for reduction of process variation, to provide robot guidance sensing for automated assembly tasks and to improve the speed and lower the cost of wheel alignment in final assembly operations.

In March 2002 the Company sold its Forest Products business unit (FPBU) pursuant to a certain Asset Purchase Agreement by and among U.S. Natural Resources, Inc. (the "Purchaser"), Nanoose Systems Corporation, Trident Systems Inc. and the Company, dated March 13, 2002. Details of the sale were disclosed in the Form 8-K submitted by the Company to the Securities and Exchange Commission on March 29, 2002. The Company received $4.6 million in cash at closing and a promissory note for approximately $343,000. The Purchaser also assumed certain liabilities of the FPBU. See also Note 2, "Discontinued Operations" in the Notes to the Consolidated Financial Statements. The disposal of the FPBU resulted in an after-tax loss of approximately $1.4 million. The operations of the Forest Products business unit have been reported separately as a component of discontinued operations. Prior year consolidated financial statements have been restated to present the FPBU as a discontinued operation. As a result, the Company's remaining business is principally in the global automotive market and its business segment is the automotive industry.

Results of Operations

Fiscal Year Ended June 30, 2004, Compared to Fiscal Year Ended June 30, 2003

Overview. The Company reported net income of $4.0 million or $0.43 per diluted share, for the fiscal year ended June 30, 2004 compared with net income of $3.6 million, or $0.42 per diluted share, for the fiscal year ended June 30, 2003. Fiscal year 2003 results included a $2.4 million pre-tax arbitration charge against the Company's wholly-owned subsidiary, Perceptron B.V., see Note 8 of the Notes to the Consolidated Financial Statements, "Contingencies".

Sales. Net sales of $53.4 million for the year ended June 30, 2004 were down $1.3 million, or 2%, compared with net sales of $54.7 million for the fiscal year ended June 30, 2003. Automated Systems Group sales were $38.2 million, or 72% of total sales, in fiscal year 2004 compared to $41.1 million, or 75% of total sales, in fiscal year 2003. Technology Components Group sales were $10.5 million, or 19% of total sales, in fiscal year 2004 compared to $9.3 million, or 17% of total sales, in 2003. Value Added Services Group sales were $4.7 million, or 9% of total sales, in fiscal 2004 compared to $4.3 million, or 8% of total sales, in 2003. From a geographic perspective fiscal year 2004 sales in North America of $29.2 million increased by $2.1 million and Asian sales of $1.7 million decreased $700,000 compared to fiscal year 2003. ScanWorks® product line sales in North America of $2.5 million were up $1.2 million primarily due to the addition of value added resellers during fiscal 2004 and their ability to reach a broad range of markets for the ScanWorks® portable 3D scanning systems. The sales decrease in Asia was primarily due to lower ScanWorks® product line sales because the Company's principal customer of this product filled its immediate needs in the previous two fiscal years. Sales in Europe of $22.5 million were down $2.7 million primarily due to lower Automated Systems sales, compared to fiscal year 2003 when AutoGauge® systems associated with a single customer's major new vehicle tooling program were delivered to a number of its plants in Europe. The sales decrease in Europe was partially offset by the benefit from the strength of the Euro that based on conversion rates in effect during fiscal 2004 generated approximately $2.5 million more in sales than the comparable rates in fiscal 2003 would have yielded.

Bookings & Backlog. New order bookings for the fiscal year ended June 30, 2004 were $54.3 million compared with $57.7 million for the fiscal year ended June 30, 2003. New orders for the Automated Systems Group were $37.6 million in fiscal 2004 compared to $44.2 million last year. The higher level of bookings in fiscal 2003 was primarily due to large orders for the Company's AutoGauge® systems from a single European customer. New orders for the Technology Components Group were $10.5 million in fiscal 2004 compared to $9.5 million last year. New orders for the Value Added Services Group were $6.2 million in fiscal 2004 compared to $4.0 million last year. The variance in orders received for these groups was primarily a function of the timing of customer orders. The new order bookings, net of sales, resulted in a backlog at June 30, 2004 of $19.1 million compared to $18.2 million at June 30, 2003. The Company expects to be able to fill substantially all of the orders in backlog during the following twelve months. The amount of new order bookings and the level of backlog during any particular period are not necessarily indicative of the future operating performance of the Company.

Gross Profit. Gross profit was $25.1 million, or 47.0% of sales, in the fiscal year ended June 30, 2004, as compared to $27.5 million, or 50.4% of sales, in the fiscal year ended June 30, 2003. The primary reason for the reduction in gross profit of $2.4 million and gross profit margin of 3.4% was higher installation and manufacturing costs that were 25.7% of sales this year compared to 22.1% of sales last year. Installation costs in particular were higher due to the dispersion of business in North America and Europe that caused travel and overtime to increase. In addition a higher percentage of AutoGauge® product sales were for flexible systems that require more installation time. The gross profit margin percentage in fiscal year 2003 was also favorably impacted by the recognition of deferred revenues in Europe related to customer buy-off on completed system installations with nominal associated costs. The margin reductions in fiscal year 2004 were partially offset by the strong Euro that had the effect of increasing margins by $1.1 million, or 2.1% of sales.

Selling, General and Administrative (SG&A) Expenses. SG&A expenses during fiscal 2004 were $12.2 million, compared with $12.7 million during fiscal 2003. The decrease primarily reflected lower bad debt, Michigan single business tax, and legal expenses that were partially offset by salary and benefit increases and the impact of the strong Euro due to higher exchange conversion rates.

Engineering, Research and Development (R&D) Expenses. Engineering and R&D expenses were $7.0 million for the fiscal year ended June 30, 2004, compared with $6.3 million for fiscal 2003. The increase was primarily due to a higher level of spending for contract services and engineering materials to support new product development and salary and benefit increases. The Company believes that the current level of Engineering and R&D expenses will enable it to sustain support for core products and selective development of new products. The foregoing statement is a "forward-looking statement" within the meaning of the Securities Exchange Act of 1934. Actual results could differ materially from those in the forward-looking statement due to a number of uncertainties, including those described under Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Safe Harbor Statement", below.

Other Expense. Other expense of $319,000 represents a loss on the disposition of machinery and equipment and a provision for property held for sale.

Arbitration Charge. In the third quarter of fiscal year 2003 the Company recorded an arbitration charge of $2.4 million to reflect the arbitration award against the Company's wholly-owned subsidiary, Perceptron B.V., see Note 8 of the Notes to the Consolidated Financial Statements, "Contingencies".

Interest Income/Expense, net. Net interest income was $290,000 in fiscal 2004, compared with $9,000 in fiscal 2003. The higher level of interest income reflected the fact that the Company paid off its revolving credit debt in February 2003, remained debt free during fiscal 2004, and invested its cash balances in short term securities.

Foreign Currency and Other. There was a net foreign currency gain of $556,000 in fiscal 2004 primarily due to the strengthening Euro compared with a foreign currency loss of $19,000 last year. Other income was $177,000 in fiscal 2004 compared to other expense of $12,000 last year. Other income this year primarily represents the reversal of interest costs previously expensed that were not required to be paid in the final settlement of the arbitration award with Speroni S.p.A. See Note 8 of the Notes to the Consolidated Financial Statements, "Contingencies".

Income Taxes. The effective income tax rates of 40.1% and 41.5% for fiscal years 2004 and 2003, respectively, reflected the effect of the mix of operating profit and loss among the Company's various operating entities and their countries' respective tax rates. See Note 12 of the Notes to the Consolidated Financial Statements, "Income Taxes".

Outlook. The Company expects the business environment for fiscal year 2005 to be similar to the business environment experienced in the two prior fiscal years. Based on the backlog as of June 30, 2004, anticipated vehicle tooling programs being considered by customers and the forecasted timing of these programs, the Company expects that sales in fiscal year 2005 will be comparable to fiscal year 2004. The Company's sales forecast is based on a thorough assessment of the probable size, system content, and timing of each of the programs being considered by its customers. These factors are difficult to quantify accurately because over time the Company's customers weigh changes in the economy and the probable effect of these changes on their business, and adjust the number and timing of their new vehicle programs to reflect the changing business conditions. The Company continues to view the automotive industry's focus on introducing new vehicles more frequently to satisfy their customers' changing requirements, as well as their continuing focus on improved quality, as positive indicators for new business. The foregoing statements are "forward-looking statements" within the meaning of the Securities Act of 1934, as amended. Actual results could differ materially from those in the forward-looking statements due to a number of uncertainties, including those described under Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Safe Harbor Statement", below.

Fiscal Year Ended June 30, 2003, Compared to Fiscal Year Ended June 30, 2002

Overview. The Company reported net income of $3.6 million or $0.42 per diluted share, for the fiscal year ended June 30, 2003 compared with income from continuing operations of $942,000, or $0.11 per diluted share, for the fiscal year ended June 30, 2002. Fiscal year 2003 results were negatively impacted by a $2.4 million pre-tax arbitration charge against the Company's wholly-owned subsidiary, Perceptron B.V. Discontinued operations during fiscal year 2002 represented the operating loss of the Company's FPBU which was $3.2 million, net of tax. In addition, the Company recorded an after-tax loss of $1.4 million related to the sale of FPBU in fiscal 2002. See also Note 2, "Discontinued Operations" in the Notes to the Consolidated Financial Statements. In the first quarter of fiscal year 2003, the Company's European operation implemented a new accounting system that enhanced its financial reporting capabilities. The new accounting system was better able to segregate costs between cost of sales, engineering, research and development and selling, general and administrative. For comparability purposes, fiscal year 2002 results were reclassified to conform to the fiscal year 2003 presentation. As a result, approximately $3.3 million of costs previously reported as selling, general and administrative in fiscal year 2002, were reclassified to cost of sales for $2.9 million and to engineering, research and development for $380,000.

Sales. Net sales of $54.7 million for the year ended June 30, 2003 were up $10.8 million, or 25%, compared with sales for the year ended June 30, 2002 of $43.9 million. The sales increase was primarily due to significantly higher sales of $9.8 million in the Company's Automated Systems products, which represented sales of $41.1 million in fiscal year 2003 compared to $31.6 million in fiscal year 2002. Technology Components sales increased to $9.3 million in fiscal year 2003 compared to $8.7 million in 2002. Value Added Services increased to $4.3 million in fiscal 2003 compared to $3.6 million in 2002. From a geographic perspective the increase in 2003 sales was primarily due to higher sales in Europe of $25.2 million that were up $9.3 million, or 58%, compared to fiscal year 2002. European sales benefited from the strength of the Euro that based on conversion rates in effect during fiscal 2003 generated approximately $4.1 million more in sales than the comparable rates in fiscal 2002 would have yielded. Fiscal year 2003 sales in North America increased $2.2 million and Asian sales decreased $700,000 from fiscal 2002.

The significant increase in the Automated Systems products was primarily the result of sales of the Company's AutoGauge® product, which had sales of $38.3 million during fiscal year 2003 compared to $28.4 million of sales during fiscal year 2002. The $9.9 million increase reflected several important new vehicle tooling programs, particularly at a single European customer. The Company's European operation recorded AutoGauge® sales of approximately $20.6 million in fiscal year 2003 compared to $11.3 million in fiscal 2002.

Bookings & Backlog. New order bookings for the fiscal year ended June 30, 2003 were $57.7 million compared with $40.6 million for the fiscal year ended June 30, 2002. The bookings increase was primarily due to higher orders for the Company's Automated Systems products of $44.2 million in fiscal year 2003 compared to $28.5 million in fiscal 2002. Orders for Technology Components were $9.5 million in fiscal 2003 compared to $9.1 million in fiscal 2002. Orders for Value Added Services were $4.0 million in fiscal 2003 compared to $3.0 million in fiscal 2002. The higher bookings for Automated Systems products primarily represented higher orders for the Company's AutoGauge® product line of $41.8 million in fiscal 2003 compared to $25.2 million in fiscal 2002. The $16.6 million increase in AutoGauge® orders reflected several large new vehicle tooling programs, particularly with one significant European customer and in North America. The new order bookings, net of sales, resulted in a backlog at June 30, 2003 of $18.2 million compared to $15.2 million at June 30, 2002. The amount of new order bookings and the level of backlog during any particular period are not necessarily indicative of the future operating performance of the Company.

Gross Profit. Gross profit was $27.5 million, or 50.4% of sales, in the fiscal year ended June 30, 2003, as compared to $19.6 million, or 44.7% of sales, in the fiscal year ended June 30, 2002. The increase in the gross profit percentage primarily reflected the benefit from incremental gross profit of approximately $2.5 million, or 4.6% of sales, that resulted from the strong Euro when Euro denominated sales were converted to U.S. Dollars while most of the material in cost of sales was purchased from the United States under dollar denominated contracts. Fixed overhead absorption at the higher sales level also contributed to the gross profit margin percentage improvement.

Selling, General and Administrative (SG&A) Expenses. SG&A expenses during fiscal 2003 were $12.7 million, compared with $11.7 million during fiscal 2002. The increase primarily reflected $1.2 million of accruals for reinstated Company 401K matching contributions and employee profit sharing and the impact of the strong Euro of approximately $500,000 due to higher exchange conversion rates. These increases were partially offset by cost reduction programs that were implemented in prior periods.

Engineering, Research and Development (R&D) Expenses. Engineering and R&D expenses were $6.3 million for the fiscal year ended June 30, 2003, compared with $6.6 million for fiscal 2002. The decrease in expenses reflected the benefit from manpower, contract design service, and other variable expense reductions that were implemented in prior periods. This decrease was partially offset by approximately $600,000 of accruals for reinstated Company 401K matching contributions and employee profit sharing.

Restructuring Charge. There were no restructuring initiatives undertaken during fiscal year 2003. The Company recorded a restructuring charge of $251,000 in the third quarter of fiscal 2002 for estimated employee separation costs associated with a work force reduction of 22 employees at the Company's Plymouth headquarters. As of June 30, 2004, the balance of the restructuring reserve was $20,000. See Note 3 of the Notes to the Consolidated Financial Statements, "Restructuring Charge."

Arbitration Charge. In the third quarter of fiscal year 2003 the Company recorded an arbitration charge of $2.4 million to reflect the arbitration award against the Company's wholly-owned subsidiary, Perceptron B.V. See Note 8 of the Notes to the Consolidated Financial Statements, "Contingencies" for a discussion of the arbitration.

Interest Income/Expense, net. Net interest income was $9,000 in fiscal 2003, compared with net interest expense of $249,000 in fiscal 2002. The change reflected lower average borrowings on the Company's revolving line of credit during the first half of fiscal year 2003, the pay-off of all debt subsequent to January 2003 and interest income earned on cash balances since the debt was paid off.

Foreign Currency and Other. The foreign currency and other losses of $31,000 and $162,000 in fiscal years 2003 and 2002, respectively, were primarily the result of net foreign currency gains and losses related to the Euro, Yen and Canadian dollar.

Income Taxes. The effective income tax rate for fiscal year 2003 was 41.5% and reflected the effect of the mix of operating profit and loss among the Company's various operating entities and their countries' respective tax rates. In fiscal year 2002, the Company realized a net tax benefit as a result of the completion of an examination with the Internal Revenue Service that covered the years 1996 through 1998. The examination resulted in a net refund to the Company of approximately $429,000 and re-established tax credits that had previously been utilized. The Company established a valuation allowance for the tax credit carry forwards and other items where it was more likely than not that these items would either expire or not be deductible before the Company was able to realize their benefit. See Note 12 of the Notes to Consolidated Financial Statements, "Income Taxes".

Liquidity and Capital Resources

The Company's cash and cash equivalents were $19.7 million at June 30, 2004 compared to $11.1 million at June 30, 2003. The cash increase of $8.6 million for the fiscal year ended June 30, 2004, resulted primarily from $8.5 million of cash generated from continuing operations. The Company also used $1.2 million of cash for capital expenditures and received $854,000 of cash from the purchase of common stock under its stock plans.

The $8.5 million in cash provided from continuing operations was primarily generated from decreases in net working capital of $2.2 million, income from continuing operations of $4.0 million, and the add back of non-cash depreciation and amortization expense of $1.5 million. Net working capital is defined as changes in assets and liabilities, exclusive of changes shown separately on the Consolidated Statements of Cash Flow. The net working capital decrease resulted primarily from reductions of accounts receivables of $4.0 million and inventory of $881,000 offset by a $2.3 million reduction in accrued expenses. The $4.0 million reduction in receivables primarily relates to increased cash collections due to higher sales levels achieved in the second half of fiscal 2003 compared to fiscal 2004. The $2.3 million use of cash for other current assets and accrued liabilities primarily represents payments of approximately $2.3 million as settlement of the Speroni S.p.A. arbitration (see Note 8 of the Notes to Consolidated Financial Statements, "Contingencies").

During fiscal year 2004, the Company decreased its reserve for inventory obsolescence by a net amount of $59,000, which resulted from the disposal of $159,000 of inventory that had been reserved for at June 30, 2003 and approximately $100,000 for additional reserves for obsolescence. The Company provides a reserve for obsolescence to recognize the effects of engineering change orders and other matters that affect the value of the inventory. When inventory is deemed to have no further use or value, the Company disposes of the inventory and the reserve for obsolescence is reduced. During fiscal year 2004, the Company decreased its reserve for allowance for doubtful accounts by a net amount of $49,000. This amount is made up of approximately $38,000 of additional reserves for doubtful accounts and approximately $87,000 for receivables that were written off. The Company writes-off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts. The Company has not experienced any significant losses related to the collection of accounts receivable. The reserves and charge offs during fiscal year 2004 reflect settlement of aged accounts and small customer bankruptcies.

Financing activities during fiscal year 2004 primarily reflected proceeds received under the Company's stock plans. At June 30, 2004, the Company had a $7.5 million collateral-based Credit Agreement that expires on November 1, 2005. Proceeds under the Credit Agreement may be used for working capital and for capital expenditures. Borrowings under the Credit Agreement were also used for the repayment in fiscal 2003 of indebtedness owed to Bank One under a

previous credit agreement and for the repayment in fiscal 2003 of $1.0 million owed under a long-term note payable acquired in 1998 as part of an acquisition. The collateral for the loan is substantially all U.S. assets of the Company. Borrowings are designated as a Prime-based Advance or as a Eurodollar-based Advance. Interest on Prime-based Advances is payable on the last day of each month and is calculated daily at a rate that ranges from ½% below to ¼% above the bank's prime rate (4.50% as of September 16, 2004) dependent upon the Company's ratio of funded debt to earnings before interest, taxes, depreciation and amortization ("EBITDA"). Interest on Eurodollar-based Advances is calculated at a specific margin above the Eurodollar Rate offered at the time and for the period chosen (approximately 3.99% as of September 16, 2004) dependent upon the Company's ratio of funded debt to EBITDA and is payable on the last day of the applicable period. Quarterly, the Company pays a commitment fee on the daily, unused portion of the Credit Agreement based on a percentage dependent upon the Company's ratio of funded debt to EBITDA. The aggregate principal amount outstanding at any one time cannot exceed the lesser of $7.5 million or the borrowing base which is comprised of 80% of eligible accounts receivable billed in the United States, aged up to 180 days, plus the lesser of 25% of raw material located in the United States or $2,000,000, plus the lesser of 50% of finished goods inventory or $750,000 plus $4.2 million representing 60% of the appraised value of the Company's real property located in Plymouth, Michigan. The Credit Agreement prohibits the Company from paying dividends or redeeming its stock without the prior written consent of the bank. In August 2004, the Company received from its bank, an amendment of the Credit Agreement authorizing the repurchase of up to $2.0 million of the Company's common stock. In addition, the Credit Agreement requires the Company to maintain a Tangible Net Worth, as defined in the Credit Agreement, of not less than $32.6 million as of June 30, 2004. The borrowing base at June 30, 2004 was $7.5 million with no borrowings outstanding.

At June 30, 2004, the Company's German subsidiary (GmbH) had an unsecured credit facility totaling 500,000 Euros (equivalent to approximately $604,000 at June 30, 2004). The facility may be used to finance working capital needs and equipment purchases or capital leases. Any borrowings for working capital needs will bear interest at 9.0% on the first 100,000 Euros (equivalent to approximately $121,000 at June 30, 2004) of borrowings and 2.0% for borrowings over 100,000 Euros. The German credit facility is cancelable at any time by either GmbH or the bank and any amounts then outstanding would become immediately due and payable. At June 30, 2004, GmbH had no borrowings outstanding. The facility supported outstanding letters of credit totaling 294,000 Euros (equivalent to approximately $355,000 at June 30, 2004).

The Company also had a favorable cash effect of $360,000 in fiscal 2004 related to the impact of exchange rate changes, principally due to the strong Euro, on Company cash held in Euros.

On August 9, 2004, the Company's Board of Directors approved a stock repurchase program authorizing the Company to repurchase up to $2.0 million of the Company's common stock. The Company may buy shares of its common stock on the open market or in privately negotiated transactions from time to time, based on market prices. The program may be discontinued at any time.

See Item 3, "Legal Proceedings" and Note 8 to the Consolidated Financial Statements, "Contingencies", for a discussion of certain contingencies relating to the Company's liquidity, financial position and results of operations. See also, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies - Litigation and Other Contingencies".

The Company expects to spend approximately $1.2 million during fiscal year 2005 for capital equipment, although there is no binding commitment to do so. Based on the Company's current business plan, the Company believes that available cash on hand and existing credit facilities will be sufficient to fund anticipated fiscal year 2005 cash flow requirements. The Company does not believe that inflation has significantly impacted historical operations and does not expect any significant near-term inflationary impact. The foregoing statements are "forward-looking statements" within the meaning of the Securities Act of 1934, as amended. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations - Safe Harbor Statement" for a discussion of a number of uncertainties which could cause actual results to differ materially from those set forth in the forward-looking statement.

The Company continues to evaluate business opportunities that fit its strategic plans. There can be no assurance that the Company will identify any opportunities that fit its strategic plans or will be able to implement identified business opportunities on terms acceptable to the Company. The Company intends to finance any such business opportunities from available cash on hand, existing credit facilities, issuance of additional shares of its stock or additional sources of financing, as circumstances warrant.

Contractual Obligations

The following summarizes the Company's contractual obligations at June 30, 2004, and the effect such obligations are expected to have on its liquidity and cash flow in future periods (in thousands):

	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Purchase Obligations	$7,772	$7,112	$660	$0	$0
Operating Leases	$1,246	$690	$551	$5	$0

Purchase obligations are defined as an agreement to purchase goods or services that is enforceable and legally binding. Included in the purchase obligations category above are obligations related to purchase orders for inventory purchases under the Company's standard terms and conditions and under negotiated agreements with vendors. The Company expects to receive consideration (products or services) for these purchase obligations. The purchase obligation amounts do not represent all anticipated purchases in the future, but represent only those items for which the Company is contractually obligated. Operating leases represent commitments to lease building space net of sublease rentals, office equipment and motor vehicles. The Company has a sublease for building space through June 30, 2005 that reduced the Company's obligation by $105,000.

Critical Accounting Policies

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's financial statements and accompanying notes, which have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The Company's significant accounting policies are discussed in Note 1 of the Notes to Consolidated Financial Statements, "Summary of Significant Accounting Policies". Certain of the Company's significant accounting policies are subject to judgments and uncertainties, which affect the application of these policies and require the Company to make estimates based on assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. The Company bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances. On an on-going basis, the Company evaluates its estimates and underlying assumptions. In the event estimates or underlying assumptions prove to be different from actual amounts, adjustments are made in the subsequent period to reflect more current information. The Company believes that the following significant accounting policies involve management's most difficult, subjective or complex judgments or involve the greatest uncertainty.

Accounts Receivable. The Company monitors its accounts receivable and charges to expense an amount equal to its estimate of potential credit losses. The Company considers a number of factors in determining its estimates, including, the length of time trade accounts receivable are past due, the Company's previous loss history, the customer's current ability to pay its obligation and the condition of the general economy and the industry as a whole. The use of different estimates for future credit losses would result in different charges to selling, general and administrative expense in each period presented and could negatively affect the Company's results of operations for the period.

Inventories. Inventories are valued at the lower of cost or market; cost being determined under the first in, first out method. Provision is made to reduce inventories to net realizable value for excess and/or obsolete inventory. The Company periodically reviews its inventory levels in order to identify obsolete and slow-moving inventory. The Company estimates excess or obsolete inventory based principally upon contemplated future customer demand for the Company's products and the timing of product upgrades. The use of different assumptions in determining slow-moving and obsolete inventories would result in different charges to cost of sales in each period presented and could negatively affect the Company's results of operations for the period.

Deferred Tax Assets. Deferred income tax assets and liabilities represent the future income tax effect of temporary differences between the book and tax bases of the Company's assets and liabilities, assuming they will be realized and settled at the amounts reported in the Company's financial statements. The Company records a valuation allowance to reduce its deferred tax assets to the amount that it believes is more likely than not to be realized. This assessment includes consideration for the scheduled reversal of temporary taxable differences, projected future taxable income and the impact of tax planning. If actual long-term future taxable income is lower than the Company's estimate, the Company may be required to record material adjustments to the deferred tax assets, resulting in a charge to income in the period of determination and negatively impacting the Company's results of operations and financial position for the period.

Litigation and Other Contingencies. The Company is subject to various legal proceedings and other contingencies, the outcomes of which are subject to significant uncertainty. The Company accrues for estimated losses if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. The Company uses judgment and evaluates, with the assistance of legal counsel, whether a loss contingency arising from litigation should be disclosed or recorded. The outcome of legal proceedings is inherently uncertain and so typically a loss cannot be reasonably estimated. Accordingly, if the outcome of legal proceedings are different than is anticipated by the Company, such as was the case in fiscal year 2003 with respect to an arbitration award against the Company, described in Note 8 of the Notes to the Consolidated Financial Statements, "Contingencies", the Company would have to record a charge for the matter, generally in the full amount at which it was resolved, in the period resolved, negatively impacting the Company's results of operations and financial position for the period.

Market Risk Information

Perceptron's primary market risk is related to foreign exchange rates. The foreign exchange risk is derived from the operations of its international subsidiaries, which are primarily located in Germany and for which products are produced in the U.S. The Company may from time to time have interest rate risk in connection with its borrowings.

Foreign Currency Risk

The Company has foreign currency exchange risk in its international operations arising from the time period between sales commitment and delivery for contracts in non-U.S. currencies. For sales commitments entered into in the non-U.S. currencies, the currency rate risk exposure is predominantly less than one year with the majority in the 120 to 150 day range. At June 30, 2004, the Company's percentage of sales commitments in non-U.S. currencies was approximately 39.8% or $7.6 million, compared to 43.2% or $7.8 million at June 30, 2003.

The Company may use, from time to time, a limited hedging program to minimize the impact of foreign currency fluctuations. These transactions involve the use of forward contracts. These forward contracts, which typically mature within one year, are designed to hedge anticipated foreign currency transactions. The Company's forward exchange contracts do not subject it to material risk due to exchange rate movements, because gains and losses on these contracts offset losses and gains on the assets, liabilities, and transactions being hedged. The Company may use forward exchange contracts to hedge the net assets of certain of its foreign subsidiaries to offset the translation and economic exposures related to the Company's investment in these subsidiaries.

At June 30, 2004, the Company had $8.4 million of forward exchange contracts between the United States Dollar and the Euro. The hedges are accounted for as cash flow hedges, and at June 30, 2004, had a weighted average settlement price of 1.21 Euros to the United States Dollar. The contracts outstanding at June 30, 2004, mature through December 8, 2004 and are intended to hedge the Company's investment in its German subsidiary. The Company recognized a charge of $642,000 in other comprehensive income (loss) for the unrealized change in value of forward exchange contracts during the fiscal year ended June 30, 2004. Offsetting this amount was an increase in other comprehensive income (loss) for the translation effect of the Company's German subsidiary.

At June 30, 2003, the Company had $8.0 million of forward exchange contracts between the United States Dollar and the Euro with a weighted average settlement price of 1.11 Euros to the United States Dollar. The Company recognized a charge of $229,000 in other comprehensive income (loss) for the unrealized change in value of forward exchange contracts during the fiscal year ended June 30, 2003. Offsetting this amount was an increase in other comprehensive income (loss) for the translation effect of the Company's German subsidiary.

During fiscal year 2002, the Company did not engage in any hedging activities.

Interest Rate Risk

The Company invests its cash and cash equivalents in high quality, short-term investments of three months or less. Given the short maturities and investment grade quality of the Company's investment holdings at June 30, 2004, a 100 basis point rise in interest rates would not be expected to have a material adverse impact on the fair value of the Company's cash and cash equivalents. As a result, the Company does not currently hedge these interest rate exposures.

New Accounting Pronouncements

For a discussion of new accounting pronouncements, see Note 1 to the Consolidated Financial Statements, "New Accounting Pronouncements".

Safe Harbor Statement

Certain statements in Item 1, "Business", and in this Management's Discussion and Analysis of Financial Condition and Results of Operations may be "forward-looking statements" within the meaning of the Securities Exchange Act of 1934, including the Company's expectation as to fiscal 2005 and future revenue, order bookings, costs and earnings level, the ability of the Company to fund its fiscal year 2005 cash flow requirements and the Company's ability to sustain engineering and research and development support for its products. The Company assumes no obligation for updating any such forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such forward-looking statements. Actual results could differ materially from those in the forward-looking statements due to a number of uncertainties, including, but not limited to, the dependence of the Company's revenue on a number of sizable orders from a small number of customers, the timing of orders and shipments which can cause the Company to experience significant fluctuations in its quarterly and annual revenue and operating results, timely receipt of required supplies and components which could result in delays in anticipated shipments, general product demand and market acceptance risks, the ability of the Company to successfully compete with alternative and similar technologies, the timing and continuation of the Automotive industry's retooling programs, including the risk that the Company's customers postpone new tooling programs as a result of economic conditions or otherwise, the ability of the Company to resolve technical issues inherent in the development of new products and technologies, the ability of the Company to identify and satisfy market needs, general product development and commercialization difficulties, the ability of the Company to attract and retain key personnel, especially technical personnel, the quality and cost of competitive products already in existence or developed in the future, the level of interest existing and potential new customers may have in new products and technologies generally, rapid or unexpected technological changes, the ability of the Company to identify business opportunities that fit the Company's strategic plans, the ability to implement identified business opportunities on terms acceptable to the Company and the effect of economic conditions, particularly economic conditions in the domestic and worldwide Automotive industry, which has from time to time been subject to cyclical downturns due to the level of demand for, or supply of, the products produced by companies in this industry. The Company's expectations regarding future bookings and revenues are projections developed by the Company based upon information from a number of sources, including, but not limited to, customer data and discussions. These projections are subject to change based upon a wide variety of factors, a number of which are discussed above. Certain of these new orders have been delayed in the past and could be delayed in the future. Because the Company's products are typically integrated into larger systems or lines, the timing of new orders is dependent on the timing of completion of the overall system or line. In addition, because the Company's products have shorter lead times than other components and are required later in the process, orders for the Company's products tend to be given later in the integration process. Because a significant portion of the Company's revenues are denominated in foreign currencies, and are translated for financial reporting purposes into U.S. Dollars, the level of the Company's reported net sales, operating profits and net income are affected by changes in currency exchange rates, principally between U.S. Dollars and Euros. Currency exchange rates are subject to significant fluctuations, due to a number of factors beyond the control of the Company, including general economic conditions in the United States and other countries. Because the Company's expectations regarding future revenues, operating profits and net income are based upon assumptions as to the levels of such currency exchange rates, actual results could differ materially from the Company's expectations.

ITEM 7A: QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

Information required pursuant to this item is incorporated by reference herein from Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Market Risk Information".

ITEM 8: FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

	Page
Report of Independent Registered Public Accounting Firm	21
Consolidated Financial Statements:	
Balance Sheets – June 30, 2004 and 2003	22
Statements of Income for the fiscal years ended June 30, 2004, 2003 and 2002	23
Statements of Cash Flows for the fiscal years ended June 30, 2004, 2003 and 2002	24
Statements of Shareholders' Equity for the fiscal years ended June 30, 2004, 2003 and 2002	25
Notes to Consolidated Financial Statements	26

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Perceptron, Inc.

We have audited the accompanying consolidated balance sheets of Perceptron, Inc. and Subsidiaries as of June 30, 2004 and 2003 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended June 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Perceptron, Inc. and Subsidiaries as of June 30, 2004 and 2003, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended June 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Southfield, Michigan
August 13, 2004

27777 Franklin Road
Suite 800
Southfield, MI 48034
T 248.262.1950
F 248.350.3581
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

PERCEPTRON, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Thousands, Except Per Share Amount)

As of June 30,	2004	2003
ASSETS		
Current Assets		
Cash and cash equivalents	$ 19,679	$ 11,101
Receivables:		
Billed receivables, net of allowance for doubtful accounts of $625 and $674, respectively	19,631	22,955
Unbilled receivables	2,050	1,170
Other receivables	462	1,474
Inventories, net of reserves of $510 and $569, respectively	5,688	6,569
Deferred taxes and other current assets	1,831	1,605
Total current assets	49,341	44,874
Property and Equipment		
Building and land	6,013	6,004
Machinery and equipment	9,640	9,682
Furniture and fixtures	1,068	1,063
	16,721	16,749
Less - Accumulated depreciation and amortization	(9,007)	(8,459)
Net property and equipment	7,714	8,290
Deferred Tax Asset	5,869	6,250
Total Assets	$ 62,924	$ 59,414
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 1,444	$ 1,754
Accrued liabilities and expenses	2,827	5,051
Accrued compensation	3,288	3,707
Income taxes payable	2,543	2,859
Deferred revenue	2,462	1,098
Total current liabilities	12,564	14,469
Shareholders' Equity		
Preferred stock - no par value, authorized 1,000 shares, issued none	-	-
Common stock, $0.01 par value, authorized 19,000 shares, issued and outstanding 8,716 and 8,342, respectively	87	83
Accumulated other comprehensive loss	(758)	(961)
Additional paid-in capital	42,502	41,281
Retained earnings	8,529	4,542
Total shareholders' equity	50,360	44,945
Total Liabilities and Shareholders' Equity	$ 62,924	$ 59,414

The notes to the consolidated financial statements are an integral part of these statements.

PERCEPTRON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In Thousands, Except Per Share Amounts)

Years ended June 30,	2004	2003	2002
Net Sales	$ 53,393	$ 54,679	$ 43,943
Cost of Sales	28,293	27,145	24,302
Gross Profit	25,100	27,534	19,641
Operating Expenses			
Selling, general and administrative	12,195	12,660	11,651
Engineering, research and development	6,956	6,326	6,569
Other expense	319	-	-
Restructuring charge (Note 3)	-	-	251
Total operating expenses	19,470	18,986	18,471
Operating Income	5,630	8,548	1,170
Other Income and (Expenses)			
Interest expense	(1)	(149)	(522)
Interest income	291	158	273
Arbitration charge (Note 8)	-	(2,402)	-
Foreign currency and other	733	(31)	(162)
Total other income (expenses)	1,023	(2,424)	(411)
Income from Continuing Operations Before Income Taxes	6,653	6,124	759
Income Tax Expense (Benefit)	2,666	2,542	(183)
Income from Continuing Operations	3,987	3,582	942
Discontinued Operations			
Loss from Forest Products business unit, net of $1,038 of taxes (Note 2)	-	-	(3,236)
Loss on sale of Forest Products business unit, net of $678 of taxes (Note 2)	-	-	(1,408)
Total discontinued operations	-	-	(4,644)
Net Income (Loss)	$ 3,987	$ 3,582	$ (3,702)
Basic Earnings (Loss) Per Common Share			
Continuing operations	$0.46	$0.43	$0.11
Discontinued operations	-	-	(0.56)
Net income (loss)	$0.46	$0.43	($0.45)
Diluted Earnings (Loss) Per Common Share			
Continuing operations	$0.43	$0.42	$0.11
Discontinued operations	-	-	(0.56)
Net income (loss)	$0.43	$0.42	($0.45)
Weighted Average Common Shares Outstanding			
Basic	8,593	8,284	8,209
Dilutive effect of stock options	734	338	4
Diluted	9,327	8,622	8,213

The notes to the consolidated financial statements are an integral part of these statements.

PERCEPTRON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW
(In Thousands)

Years ended June 30,	**2004**	**2003**	**2002**
Cash Flows from Operating Activities			
Income from continuing operations	$ 3,987	$ 3,582	$ 942
Adjustments to reconcile income from continuing operations to net cash provided from (used for) operating activities:			
Depreciation and amortization	1,504	1,295	1,187
Stock option income tax benefit	371	-	-
Deferred income taxes	252	1,013	(1,646)
Other	176	(83)	(27)
Changes in assets and liabilities, exclusive of changes shown separately	2,227	4,000	4,657
Net cash provided from operating activities	8,517	9,807	5,113
Cash Flows from Financing Activities			
Revolving credit borrowings	-	11,121	26,684
Revolving credit repayments	-	(16,954)	(34,466)
Repayment of long-term note payable	-	(1,040)	-
Proceeds from stock plans	854	162	64
Net cash provided from (used for) financing activities	854	(6,711)	(7,718)
Cash Flows from Investing Activities			
Capital expenditures	(1,153)	(1,019)	(771)
Proceeds from sale of Forest Products assets (Note 2)	-	-	4,607
Net cash provided from (used for) investing activities	(1,153)	(1,019)	3,836
Effect of Exchange Rate Changes on Cash and Cash Equivalents	360	881	944
Net Cash Used for Discontinued Operations	-	-	(712)
Net Increase in Cash and Cash Equivalents	8,578	2,958	1,463
Cash and Cash Equivalents, July 1	11,101	8,143	6,680
Cash and Cash Equivalents, June 30	$ 19,679	$ 11,101	$ 8,143
Changes in Assets and Liabilities, Exclusive of Changes Shown Separately			
Receivables, net	$ 3,990	$ (2,762)	$ 1,432
Inventories	881	1,183	5,501
Accounts payable	(311)	(846)	(2,462)
Other current assets and liabilities	(2,333)	6,425	186
	$ 2,227	$ 4,000	$ 4,657
Supplemental Disclosure of Cash Flow Information			
Cash paid during the year for interest	$ 1	$ 201	$ 826
Cash paid during the year for income taxes	494	856	140

The notes to the consolidated financial statements are an integral part of these statements.

PERCEPTRON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In Thousands)

	Common Stock Shares	Common Stock Amount	Accumulated Other Comprehensive Income (Loss)	Additional Paid-In Capital	Retained Earnings	Total Shareholders' Equity
Balances, June 30, 2001	8,185	$ 82	$ (5,505)	$41,056	$ 4,662	$40,295
Comprehensive income (loss)						
Net loss					(3,702)	(3,702)
Other comprehensive income						
Foreign currency translation adjustments			2,554			2,554
Total comprehensive income (loss)						(1,148)
Stock plans	47	-		64		64
Balances, June 30, 2002	8,232	$ 82	$ (2,951)	$41,120	$ 960	$39,211
Comprehensive income (loss)						
Net income					3,582	3,582
Other comprehensive income						
Foreign currency translation adjustments			2,219			2,219
Hedging			(229)			(229)
Total comprehensive income (loss)						5,572
Stock plans	110	1		161		162
Balances, June 30, 2003	8,342	$ 83	$ (961)	$41,281	$ 4,542	$44,945
Comprehensive income (loss)						
Net income					3,987	3,987
Other comprehensive income						
Foreign currency translation adjustments			845			845
Hedging			(642)			(642)
Total comprehensive income (loss)						4,190
Stock plans	374	4		1,221		1,225
Balances, June 30, 2004	8,716	$ 87	$ (758)	$42,502	$ 8,529	$50,360

The notes to the consolidated financial statements are an integral part of these statements.

1. Summary of Significant Accounting Policies

Operations

Perceptron, Inc. and its wholly-owned subsidiaries (collectively, the "Company") are involved in the design, development, manufacture, and marketing of information-based measurement and inspection solutions for process improvements primarily for the automotive industry.

Basis of Presentation and Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain amounts for prior periods have been reclassified to conform to the current period presentation.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

On March 15, 2002, the Company sold substantially all of the assets of its Forest Products business unit. See also Note 2, "Discontinued Operations". Accordingly, historical financial information included in the 2004 Form 10-K for prior periods has been restated to present the Forest Products business unit as a discontinued operation.

Revenue Recognition

Revenue related to products is recognized upon shipment when title and risk of loss has passed to the customer, there is persuasive evidence of an arrangement, the sales price is fixed or determinable, collection of the related receivable is reasonably assured and customer acceptance criteria have been successfully demonstrated. For multiple element arrangements, the Company defers the greater of the fair value of any undelivered elements of the contract, such as installation services, or the portion of the sales price of the contract that is not payable until the undelivered elements are completed.

Research and Development

Research and development costs, including software development costs, are expensed as incurred.

Foreign Currency

The financial statements of the Company's wholly-owned foreign subsidiaries have been translated in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, with the functional currency being the local currency in the foreign country. Under this standard, translation adjustments are accumulated in a separate component of shareholders' equity. Gains and losses on foreign currency transactions are included in the consolidated statement of income under "Other Income and Expenses".

Deferred Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and the effects of operating losses and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for deferred tax assets if it is more likely than not that these items will either expire before the Company is able to realize their benefit, or future deductibility is uncertain.

Earnings Per Share

Basic earnings per share ("EPS") is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Other obligations, such as stock options and warrants, are considered to be potentially dilutive common shares. Diluted EPS assumes the issuance of potential dilutive common shares outstanding during the period and adjusts for any changes in income and the repurchase of common shares that would have occurred from the assumed issuance, unless such effect is anti-dilutive.

Options to purchase 556,000, 1,052,000, and 1,749,000 shares of common stock outstanding in the fiscal years ended June 30, 2004, 2003 and 2002, respectively, were not included in the computation of diluted EPS because the effect would have been anti-dilutive.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with maturities of three months or less to be cash equivalents. Fair value approximates carrying value because of the short maturity of the cash equivalents. Those with a greater life are recorded as marketable securities.

Accounts Receivable and Concentration of Credit Risk

The Company markets and sells its products primarily to automotive assembly companies and to system integrators or original equipment manufacturers ("OEMs"), that in turn sell to automotive assembly companies. The Company's accounts receivable are principally from a small number of large customers. The Company performs ongoing credit evaluations of its customers. Accounts receivable are generally due within 30 days and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company's previous loss history, the customer's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts. Changes in the Company's allowance for doubtful accounts are as follows (in thousands):

	Beginning Balance	Costs and Expenses	Less Charge-offs	Ending Balance
Fiscal year ended June 30, 2004	$674	$ 38	$ 87	$625
Fiscal year ended June 30, 2003	$652	$481	$459	$674

Property and Equipment

Property and equipment are recorded at cost. Depreciation related to machinery and equipment and furniture and fixtures is primarily computed on a straight-line basis over estimated useful lives ranging from 3 to 10 years. Depreciation on buildings is computed on a straight-line basis over 40 years.

When assets are retired, the costs of such assets and related accumulated depreciation or amortization are eliminated from the respective accounts, and the resulting gain or loss is reflected in the consolidated statement of income.

Inventories

Inventory is stated at the lower of cost or market. The cost of inventory is determined by the first-in, first-out ("FIFO") method. The Company provides a reserve for obsolescence to recognize the effects of engineering change orders and other matters that affect the value of the inventory. When the related inventory is disposed of, the obsolescence reserve is released. Inventory, net of reserves, is comprised of the following (in thousands):

	At June 30,	
	2004	2003
Component parts	$2,663	$3,285
Work in process	573	516
Finished goods	2,452	2,768
Total	$5,688	$6,569

Changes in the Company's reserve for obsolescence are as follows (in thousands):

	Beginning Balance	Costs and Expenses	Less Charge-Offs	Ending Balance
Fiscal year ended June 30, 2004	$ 569	$100	$159	$510
Fiscal year ended June 30, 2003	$1,173	$200	$804	$569

Impairment of Long-Lived Assets and Certain Identifiable Intangibles

The Company evaluates the carrying value of long-lived assets and long-lived assets to be disposed of for potential impairment when circumstances warrant. The Company considers projected future undiscounted cash flows or fair values, as appropriate, compared with carrying amounts, trends and other circumstances in making such estimates and evaluations. If an impairment is indicated, the carrying amount of the asset or intangible is adjusted based on its fair value.

Financial Instruments

The carrying amounts of the Company's financial instruments, which include cash, accounts receivable, accounts payable, forward exchange contracts and amounts due to banks or other lenders, approximate their fair values at June 30, 2004 and 2003. Fair values have been determined through information obtained from market sources and management estimates.

In the normal course of business, the Company may employ forward exchange contracts to manage its exposure to fluctuations in foreign currency exchange rates. Forward contracts for forecasted transactions are designated as cash flow hedges and recorded as assets or liabilities on the balance sheet at their fair value. Changes in the contract's fair value are recognized in accumulated other comprehensive income until they are recognized in earnings at the time the forecasted transaction occurs. If the forecasted transaction does not occur, or it becomes probable that it will not occur, the gain or loss on the related cash flow hedge is recognized in earnings at that time. For forward exchange contracts designated as hedging the net assets of the Company's foreign subsidiaries, changes in the contract's fair value are offset against the translation reflected in shareholders' equity to the extent effective. The Company does not enter into any derivative transactions for speculative purposes.

Warranty

Automotive industry systems carry a three-year warranty for parts and a one-year warranty for labor and travel related to warranty. Components sales to the forest products industry carry a three-year warranty for TriCam® sensors and a one-year warranty for LASAR® scanners. Component sales of ScanWorks™ and ScanWorks™ ToolKit have a one-year warranty for parts; sales of NCA products have a two-year warranty for parts. The Company provides a reserve for warranty based on its experience. Factors affecting the Company's warranty liability include the number of units in service and historical and anticipated rates of claims and cost per claim. The Company periodically assesses the adequacy of its warranty liability based on changes in these factors. If a special circumstance arises requiring a higher level of warranty, the Company would make a special warranty provision commensurate with the facts.

Stock-Based Employee Compensation

The Company has two employee stock option plans, which are described more fully in Note 11. The Company applies APB Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees," and related interpretations in accounting for these plans. Accordingly, compensation cost for stock options has been recognized under the provisions of APB 25. The following table illustrates the pro forma effect on net income and earnings per share for the periods indicated if the Company had applied the fair value recognition provisions of FASB Statement 123, "Accounting for Stock-Based Compensation", to its employee stock option plans using the assumptions described in Note 11 (in thousands except per share amounts):

	2004	2003	2002
Net income (loss)			
As reported	$3,987	$3,582	$(3,702)
Pro forma	$3,492	$3,234	$(4,230)
Earnings (loss) per share - basic			
As reported	$0.46	$0.43	$(0.45)
Pro forma	$0.41	$0.39	$(0.52)
Earnings (loss) per share - diluted			
As reported	$0.43	$0.42	$(0.45)
Pro forma	$0.37	$0.38	$(0.52)

New Accounting Pronouncements

In November 2002, the Emerging Issues Task Force reached a consensus opinion on EITF 00-21, "Revenue Arrangements with Multiple Deliverables". The consensus provides that revenue arrangements with multiple deliverables should be divided into separate units of accounting if certain criteria are met. The consideration for the arrangement should be allocated to the separate units of accounting based on their relative fair values, with different

provisions if the fair value of all deliverables are not known or if the fair value is contingent on delivery of specified items or performance conditions. Applicable revenue recognition criteria should be considered separately for each separate unit of accounting. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 had no impact on the Company's consolidated financial position or statement of operations.

In December 2003, the SEC published Staff Accounting Bulletin (SAB) No. 104, "Revenue Recognition". This SAB updates portions of the SEC staff's interpretive guidance provided in SAB 101. SAB 104 deletes interpretive material no longer necessary, and conforms the interpretive material retained, because of pronouncements issued by the FASB's EITF on various revenue recognition topics. The adoption of SAB 104 did not have a material impact on the results of operation or the financial position of the Company.

2. Discontinued Operations

On March 15, 2002, the Company sold substantially all of the assets of its Forest Products business unit for $4.6 million in cash at closing and a promissory note for approximately $343,000. The purchaser also assumed certain liabilities of the Forest Products business unit. The historical operations of the Forest Products business unit have been reported separately as a component of discontinued operations. During the fiscal year ended June 30, 2002 the Forest Products business unit had sales of $4.4 million. Corporate interest expense has been allocated to discontinued operations based on the ratio of the net assets of the Forest Products business unit to the consolidated net assets of the Company plus consolidated debt, excluding the net assets of the European subsidiaries. The European subsidiaries were excluded because they were cash flow positive and did not directly use the proceeds from the debt outstanding during the periods covered by the financial statements. The interest allocation had the effect of increasing the net loss from discontinued operations for the fiscal year ended June 30, 2002 by $73,000.

3. *Restructuring Charge*

In fiscal 2002, the Company recorded a $251,000 restructuring charge during the third quarter for the estimated separation costs associated with a work force reduction of 22 employees at the Company's Plymouth headquarters. At June 30, 2004, the balance of the restructuring reserve was $20,000.

4. Leases

The Company leases building space, office equipment and motor vehicles under operating leases. Lease terms generally cover periods from two to five years and may contain renewal options. The following is a summary, as of June 30, 2004, of the future minimum annual lease payments required under the Company's operating leases having initial or remaining non-cancelable terms in excess of one year:

Year	Minimum Rentals	Sublease Rentals	Total
2005	$ 794,275	$ (104,550)	$ 689,725
2006	425,099	-	425,099
2007	106,890	-	106,890
2008	18,972	-	18,972
2009 and beyond	5,284	-	5,284
Total minimum lease payments	$1,350,520	$ (104,550)	$1,245,970

Rental expenses for operating leases in the fiscal years ended June 30, 2004, 2003 and 2002 were $989,000, $1,097,000 and $1,201,000, respectively.

5. Short-term and Long-term Notes Payable

The Company had no short-term or long-term debt at June 30, 2004.

At June 30, 2004, the Company had a $7.5 million collateral-based Credit Agreement that expires on November 1, 2005. Proceeds under the Credit Agreement may be used for working capital, for capital expenditures, to repay in fiscal 2003 indebtedness owed to Bank One under a previous credit agreement and to repay in fiscal 2003 $1.0 million owed under a long-term note payable acquired in 1998 as part of an acquisition. The collateral for the loan is substantially all U.S. assets of the Company. Borrowings are designated as a Prime-based Advance or as a Eurodollar-based Advance. Interest on Prime-based Advances is payable on the last day of each month and is calculated daily at a rate that ranges from ½% below to ¼% above the bank's prime rate (4.50% as of September 16, 2004) dependent upon the Company's ratio of funded debt to earnings before interest, taxes, depreciation and amortization ("EBITDA"). Interest on Eurodollar-based Advances is calculated at a specific margin above the Eurodollar Rate offered at the time and for the period chosen (approximately 3.99% as of September 16, 2004) dependent upon the Company's ratio of funded debt to EBITDA and is payable on the last day of the applicable period. Quarterly, the Company pays a commitment fee on the daily, unused portion of the Credit Agreement based on a

percentage dependent upon the Company's ratio of funded debt to EBITDA. The aggregate principal amount outstanding at any one time cannot exceed the lesser of $7.5 million or the borrowing base which is comprised of 80% of eligible accounts receivable billed in the United States, aged up to 180 days, plus the lesser of 25% of raw material located in the United States or $2,000,000, plus the lesser of 50% of finished goods inventory or $750,000 plus $4.2 million representing 60% of the appraised value of the Company's real property located in Plymouth, Michigan. The Credit Agreement prohibits the Company from paying dividends or redeeming its stock without the prior written consent of the bank. In August 2004, the Company received from its bank, an amendment of the Credit Agreement authorizing the repurchase of up to $2.0 million of the Company's common stock. In addition, the Credit Agreement requires the Company to maintain a Tangible Net Worth, as defined in the Credit Agreement, of not less than $32.6 million as of June 30, 2004. The borrowing base at June 30, 2004 was $7.5 million with no borrowings outstanding.

At June 30, 2004, the Company's German subsidiary (GmbH) had an unsecured credit facility totaling 500,000 Euros (equivalent to approximately $604,000 at June 30, 2004). The facility may be used to finance working capital needs and equipment purchases or capital leases. Any borrowings for working capital needs will bear interest at 9.0% on the first 100,000 Euros (equivalent to approximately $121,000 at June 30, 2004) of borrowings and 2.0% for borrowings over 100,000 Euros. The German credit facility is cancelable at any time by either GmbH or the bank and any amounts then outstanding would become immediately due and payable. At June 30, 2004, GmbH had no borrowings outstanding. The facility supported outstanding letters of credit totaling 294,000 Euros (equivalent to approximately $355,000 at June 30, 2004).

6. Commitments and Other

As part of the purchase of intellectual property from Sonic Industries, Inc. and Sonic Technologies, Inc., ("Sonic"), in 1998, the Company agreed to pay contingent royalty payments on sales using the Sonic technology over a five-year period beginning October 1, 1998. The purchase agreement was amended in October 2000 to extend the contingent royalty period by one year to October 1, 2004. The maximum total amount of royalties is capped at $6 million on sales of $90 million. The Company has prepaid approximately $1.9 million of the contingent royalty payments generally through the assumption of liabilities in connection with the acquisition of the Sonic assets. These prepaid royalties generally offset the first contingent royalties due. As part of the sale of substantially all of the assets of the Forest Products business unit in March 2002, including substantially all of the Sonic intellectual property (see Note 2), the purchaser agreed to make contingent payments to the Company in addition to the purchase price if the purchaser's sales of products based on Sonic intellectual property result in required royalty payments to Sonic in excess of the amount of the Company's prepaid royalty payments.

The Company may use, from time to time, a limited hedging program to minimize the impact of foreign currency fluctuations. These transactions involve the use of forward contracts, typically mature within one year and are designed to hedge anticipated foreign currency transactions. The Company may use forward exchange contracts to hedge the net assets of certain foreign subsidiaries to offset the translation and economic exposures related to the Company's investment in these subsidiaries.

At June 30, 2004, the Company had $8.4 million of forward exchange contracts between the United States Dollar and the Euro. The hedges are accounted for as cash flow hedges and have a weighted average settlement price of 1.21 Euros to the United States Dollar. The contracts outstanding at June 30, 2004, mature through December 8, 2004 and are intended to hedge the Company's investment in its German subsidiary. The Company recognized a charge of $642,000 in other comprehensive income (loss) for the unrealized change in value of forward exchange contracts during the fiscal year ended June 30, 2004. The Company's forward exchange contracts do not subject it to material risk due to exchange rate movements because gains and losses on these contracts offset losses and gains on the assets, liabilities, and transactions being hedged.

At June 30, 2003, the Company had $8.0 million of forward exchange contracts between the United States Dollar and the Euro with a weighted average settlement price of 1.11 Euros to the United States Dollar. The Company recognized a charge of $229,000 in other comprehensive income (loss) for the unrealized change in value of forward exchange contracts during the fiscal year ended June 30, 2003.

During fiscal year 2002, the Company did not engage in any hedging activities.

7. Information About Major Customers

The Company sells its products directly to both domestic and international automotive assembly companies. The Company's products are typically purchased for installation in connection with new model retooling programs undertaken by these companies. Because sales are dependent on the timing of customers' re-tooling programs, sales by customer vary significantly from year to year, as do the Company's largest customers. For the fiscal years ended June 30, 2004, 2003 and 2002, approximately 40%, 33% and 44%, respectively, of total revenues from continuing operations were derived from the Company's four largest automotive customers (General Motors, DaimlerChrysler, Volkswagen and Ford). The Company also sells to system integrators or OEMs, who in turn sell to these same automotive companies. For the fiscal years ended June 30, 2004, 2003 and 2002, approximately, 12%, 22% and 19%,

respectively, of net sales from continuing operations, were to system integrators and OEMs for the benefit of the same four automotive companies. These numbers reflect consolidations that have occurred within the Company's four largest automotive customers. During the fiscal year ended June 30, 2004, sales to General Motors and DaimlerChrysler were 18.5% and 11.2%, respectively, of the Company's total net sales. At June 30, 2004, accounts receivable from General Motors and DaimlerChrysler totaled approximately $2.6 million.

8. Contingencies

The Company is a party to a suit filed by Industries GDS, Inc., Bois Granval GDS Inc., and Centre de Preparation GDS, Inc. (collectively, "GDS") on or about November 21, 2002 in the Superior Court of the Judicial District of Quebec, Canada against the Company, Carbotech, Inc. ("Carbotech"), and U.S. Natural Resources, Inc. ("USNR"), among others. The suit alleges that the Company breached its contractual and warranty obligations as a manufacturer in connection with the sale and installation of three systems for trimming and edging wood products. The suit also alleges that Carbotech breached its contractual obligations in connection with the sale of equipment and the installation of two trimmer lines, of which the Company's systems were a part, and that USNR, which acquired substantially all of the assets of the Forest Products business unit from the Company, was liable for GDS' damages. USNR has sought indemnification from the Company under the terms of existing contracts between the Company and USNR. GDS seeks compensatory damages against the Company, Carbotech and USNR of approximately $5.0 million using a June 30, 2004 exchange rate. Carbotech has filed for bankruptcy protection in Canada. The Company intends to vigorously defend GDS' claims.

Perceptron B.V. terminated certain exclusive distributorship contracts in 1997 for breach of contract by Speroni, S.p.A. ("Speroni") and sought arbitration of this matter with the International Chamber of Commerce International Court of Arbitration ("ICC"), to confirm the terminations and to award damages. Speroni filed counterclaims with the ICC alleging breach of the exclusive distributorship contracts and seeking damages of $6.5 million. On February 12, 2001, the arbitrator determined that 1) Speroni breached its duty to properly inform Perceptron B.V., but did not act in bad faith, and so Perceptron B.V. did not satisfy the conditions required under French law and Italian law to rightfully terminate the distributorship agreements without prior notice; and 2) Perceptron B.V. did not breach its agreements with Speroni by providing certain information to a customer of both Perceptron B.V. and Speroni and by submitting a bid to a customer of both Perceptron B.V. and Speroni outside of Speroni's territories, but did not act in good faith in not informing Speroni of these activities. On February 15, 2003, the French arbitrator awarded damages in the amount of $2.4 million to Speroni and against Perceptron B.V. with interest accruing on the award at the rate of 5% per annum until paid. On December 24, 2003, the Company entered into a Compromise and Settlement Agreement with Speroni S.p.A. that resolved the arbitration award. As a result of the settlement, on December 24, 2003, the Company paid Speroni S.p.A. approximately $2.3 million.

The Company has been informed that certain of its customers have received allegations of possible patent infringement involving processes and methods used in the Company's products. Certain of these customers, including one customer who was a party to a patent infringement suit relating to this matter, have settled such claims. Management believes that the processes used in the Company's products were independently developed without utilizing any previously patented process or technology. Because of the uncertainty surrounding the nature of any possible infringement and the validity of any such claim or any possible customer claim for indemnity relating to claims against the Company's customers, it is not possible to estimate the ultimate effect, if any, of this matter on the Company's financial statements.

The Company may, from time to time, be subject to other claims and suits in the ordinary course of its business. To estimate whether a loss contingency should be accrued by a charge to income, the Company evaluates, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of the loss. Since the outcome of litigation is subject to significant uncertainty, changes in these factors could materially impact the Company's financial position or results of operations.

9. 401(k) Plan

The Company has a 401(k) tax deferred savings plan that covers all eligible employees. The Company may make discretionary contributions to the plan. The Company's contributions related to continuing operations during the fiscal years ended June 30, 2004, 2003 and 2002, were $392,000, $325,000 and $0, respectively.

10. Employee Stock Purchase Plan

The Company has an Employee Stock Purchase Plan for all employees meeting certain eligibility criteria. Under the Plan, eligible employees may purchase shares of the Company's common stock at 85% of its market value at the beginning of the six-month election period. Purchases are limited to 10% of an employee's eligible compensation and the shares purchased are restricted from being sold for one year from the purchase date. At June 30, 2004, 64,713 shares remained available under the Plan. During fiscal years 2004, 2003 and 2002, 30,422, 35,050 and 12,312 shares, respectively, were issued to employees. The average purchase price per share was $2.56, $1.20 and $1.30 in

fiscal years 2004, 2003 and 2002, respectively. No compensation expense is recognized for the difference in the price paid by employees and the fair market value of the Company's common stock.

11. Stock Option Plans

The Company maintains 1992 and 1998 Stock Option Plans covering substantially all company employees and certain other key persons and a Directors Stock Option Plan covering all non-employee directors. The 1992 and Directors Plans are administered by a committee of the Board of Directors. The 1998 Plan is administered by the President of the Company. Activity under these Plans is shown in the following table:

	Fiscal Year 2004		Fiscal Year 2003		Fiscal Year 2002	
Shares subject to option	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of period	2,176,286	$ 7.37	2,012,707	$ 8.26	1,926,649	$ 9.48
New grants (based on fair value of common stock at dates of grant)	423,600	$ 6.65	305,600	$ 1.77	415,425	$ 1.25
Exercised	(328,561)	$ 2.18	(35,535)	$ 1.74	-	-
Terminated and expired	(88,443)	$ 7.74	(106,486)	$10.47	(329,367)	$ 6.29
Outstanding at end of period	2,182,882	$ 8.06	2,176,286	$ 7.37	2,012,707	$ 8.26
Exercisable at end of period	1,242,243	$11.24	1,285,227	$11.29	1,063,301	$13.83

The following table summarizes information about stock options at June 30, 2004:

			Options Outstanding			Options Exercisable	
Range of Exercise Prices			Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$ 1.01	to	$ 1.53	721,899	7.22	$ 1.40	339,191	$ 1.42
1.72	to	6.50	761,429	7.32	4.53	354,398	3.93
6.69	to	26.25	549,504	4.31	15.98	398,604	19.39
26.38	to	33.96	150,050	2.72	29.01	150,050	29.01
$ 1.01	to	$33.96	2,182,882	6.22	$ 8.06	1,242,243	$11.24

Option prices for options granted under these plans must not be less than fair market value of the Company's stock on the date of grant. At June 30, 2004, options covering 619,871 shares were available for future grants under these plans.

Options outstanding under the 1992 and 1998 Stock Option Plans generally become exercisable at 25% per year beginning one year after the date of grant and expire ten years after the date of grant. Options outstanding under the Directors Stock Option Plan are either an initial option or an annual option. Initial options of 15,000 shares are granted as of the date the non-employee director is first elected to the Board of Directors and become exercisable in full on the first anniversary of the date of grant. Annual options of 3,000 shares are granted as of the date of the respective annual meeting to each non-employee director serving at least six months prior to the annual meeting and become exercisable in three annual increments of 33 1/3% after the date of grant. Options under the Directors Stock Option Plan expire ten years from the date of grant.

The estimated fair value as of the date options were granted during the fiscal years ended June 30, 2004, 2003 and 2002, using the Black-Scholes option-pricing model, was as follows:

	2004	2003	2002
Weighted average estimated fair value per share of options granted during the year	$4.40	$1.23	$0.93
Assumptions:			
Amortized dividend yield	-	-	-
Common stock price volatility	79.58%	85.56%	80.76%
Risk free rate of return	3.17%	3.00%	4.38%
Expected option term (in years)	5	5	5

12. Income Taxes

Income from continuing operations before income taxes for U.S. and foreign operations was as follows (in thousands):

	2004	2003	2002
U.S.	$2,586	$3,868	$ (614)
Foreign	4,067	2,256	1,373
Total	$6,653	$6,124	$ 759

The income tax provision (benefit) reflected in the statement of income consists of the following (in thousands):

	2004	2003	2002
Current provision (benefit):			
U.S. Federal & State	$ 92	$ -	$ -
Foreign	1,917	1,529	75
Deferred taxes			
U.S.	826	1,312	(258)
Foreign	(169)	(299)	-
Total provision (benefit)	$2,666	$ 2,542	$ (183)

The Company's deferred tax assets are substantially represented by the tax benefit of net operating losses and the tax benefit of future deductions represented by allowance for bad debts, warranty expenses and inventory obsolescence and tax credit carry forwards. During fiscal year 2002, the Company completed an examination with the Internal Revenue Service that covered the years 1996 through 1998. The examination resulted in a net refund to the Company of approximately $429,000 and re-established tax credits that had previously been utilized. The Company established a valuation allowance for the tax credit carry forwards and other items where it was more likely than not that these items would expire or not be deductible before the Company was able to realize their benefit. The components of deferred tax assets were as follows (in thousands):

	2004	2003	2002
Rate reconciliation:			
Provision at U.S. statutory rate	34.0 %	34.0 %	34.0 %
Net effect of taxes on foreign activities	5.5 %	7.5 %	(52.0)%
State taxes and other, net	0.6 %	(0.5)%	(6.0)%
Adjustment of federal/foreign income taxes provided for in prior years	14.7 %	(1.3)%	492.0 %
Valuation allowance	(14.7)%	1.8 %	(492.0)%
Effective tax rate	40.1 %	41.5 %	(24.0)%
Benefit of net operating losses	$ 6,413	$ 6,925	$ 8,126
Tax credit carry forwards	2,797	2,588	2,382
Other, principally reserves	1,516	2,487	2,348
Deferred tax asset	10,726	12,000	12,856
Valuation allowance	(3,547)	(4,524)	(4,412)
Net deferred tax asset	$ 7,179	$ 7,476	$ 8,444

No provision was made with respect to earnings as of June 30, 2004 that have been retained for use by foreign subsidiaries. It is not practicable to estimate the amount of unrecognized deferred tax liability for the undistributed foreign earnings. At June 30, 2004, the Company had net operating loss carry forwards for Federal income tax purposes of $18.9 million that expire in the years 2020 through 2023 and tax credit carry forwards of $2.8 million that expire in the years 2007 through 2018. The net change in the total valuation allowance for the years ended June 30, 2004 and 2003 was a decrease of $977,000 and an increase of $112,000, respectively.

13. Geographic Information

The Company's business is substantially all in the global automotive market and its business segment is the automotive industry. The Company primarily accounts for geographic sales and transfers based on cost plus a transfer fee and/or royalty fees. The Company operates in two primary geographic areas: Domestic (United States) and International (primarily Europe, with limited operations in Canada, Asia and South America).

Geographical Regions (000's)	Domestic	International[1]	Consolidated
Fiscal Year ended June 30, 2004			
Net external sales	$29,163	$24,230	$53,393
Identifiable assets	36,882	26,042	62,924
Fiscal Year ended June 30, 2003			
Net external sales	$27,112	$27,567	$54,679
Identifiable assets	31,912	27,502	59,414
Fiscal Year ended June 30, 2002			
Net external sales	$24,911	$19,032	$43,943
Identifiable assets	31,463	23,230	54,693

1 The Company's German subsidiary had net external sales of $22.5 million, $25.3 million and $10.4 million in the fiscal years ended June 30, 2004, 2003 and 2002, respectively. Total assets of the Company's German subsidiary were $21.5 million, $21.0 million and $10.8 million as of June 30, 2004, 2003 and 2002, respectively.

14. Selected Quarterly Financial Data (unaudited)

Selected unaudited quarterly financial data for the fiscal years ended June 30, 2004 and 2003 are as follows (in thousands, except per share amounts):

	Quarter Ended			
Fiscal Year 2004	**09/30/03**	**12/31/03**	**03/31/04**	**06/30/04**
Net sales	$12,268	$13,607	$12,359	$15,159
Gross profit	5,611	6,487	5,720	7,282
Net income	1,027	1,530	508	922
Earnings per share				
Basic	0.12	0.18	0.06	0.11
Diluted	0.11	0.16	0.05	0.10
Fiscal Year 2003	**09/30/02**	**12/31/02**	**03/31/03**	**06/30/03**
Net sales	$10,777	$12,751	$15,967	$15,184
Gross profit	4,696	6,810	9,290	6,738
Net income	287	1,135	809 [1]	1,351
Earnings per share				
Basic	0.03	0.14	0.10	0.16
Diluted	0.03	0.14	0.09	0.15

1. In the third quarter of fiscal 2003, the Company recorded an arbitration charge of $2.4 million (see Note 8).

ITEM 9: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

None.

ITEM 9A: CONTROLS AND PROCEDURES

The Company carried out an evaluation, under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15 of the Securities Exchange Act of 1934. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of June 30, 2004, the Company's disclosure controls and procedures were effective in causing the material information required to be disclosed in the reports that it files or submits under the Securities Exchange Act of 1934 to be recorded, processed, summarized and reported, to the extent applicable, within the time periods required for the Company to meet the Securities and Exchange Commission's ("SEC") filing deadlines for these reports specified in the SEC's rules and forms. There have been no changes in the Company's internal controls over financial reporting during the quarter ended June 30, 2004 identified in connection with the Company's evaluation that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

ITEM 9B: OTHER INFORMATION

None.

PART III

ITEM 10: DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information contained under the captions "Matters to Come before the Meeting – Proposal 1: Election of Directors", "Further Information – Executive Officers", "Further Information – Share Ownership of Management and Certain Shareholders – Beneficial Ownership by Directors and Executive Officers" and "Further Information – Share Ownership of Management and Certain Shareholders – Section 16 (a) Beneficial Ownership Reporting Compliance" of the registrant's proxy statement for 2004 Annual Meeting of Shareholders (the "Proxy Statement") is incorporated herein by reference.

The information required by Part III, Item 10 with respect to the Company's audit committee and the audit committee's financial expert is set forth in the Proxy Statement in the third paragraph under the caption "Board of Directors and Committees – Audit Committees," which paragraph is incorporated herein by reference.

The Company has adopted a Code of Business Conduct and Ethics that applies to all of the Company's directors, executive and financial officers and employees. The Code of Business Conduct and Ethics has been posted to the Company's website at www.perceptron.com in the Company section under Corporate and Financial Information – "Financials" and is available free of charge through the Company's website. The Company will post information regarding any amendment to, or waiver from, the Company's Code of Business Conduct and Ethics for executive and financial officers and directors on the Company's website in the Company section under Corporate and Financial Information – "Financials".

ITEM 11: EXECUTIVE COMPENSATION

The information contained under the caption "Further Information – Compensation of Directors and Executive Officers" of the Proxy Statement is incorporated herein by reference.

ITEM 12: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information contained under the captions "Further Information – Share Ownership of Management and Certain Shareholders – Principal Shareholders", "Further Information – Share Ownership of Management and Certain Shareholders – Beneficial Ownership by Directors and Executive Officers", "Further Information – Equity Compensation Plan Information", and "Further Information – Compensation of Directors and Executive Officers – Termination of Employment and Change of Control Arrangements" of the Proxy Statement is incorporated herein by reference.

ITEM 13: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None.

ITEM 14: PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information contained under the captions "Independent Accountants – General" and "Independent Accountants – Fees Paid to Independent Auditors" of the Proxy Statement is incorporated herein by reference.

PART IV

ITEM 15: EXHIBITS, FINANCIAL STATEMENT SCHEDULES

A. Financial Statements and Schedules Filed

Financial Statements - see Item 8 of this report. Financial statement schedules have been omitted since they are either not required, not applicable, or the information is otherwise included.

B. Exhibits:

Exhibits – The Company will furnish the list of exhibits filed with the Company's Report on Form 10-K without charge and will make available to shareholders the exhibits upon payment of a fee of $.10 per page for photocopying, postage and handling expenses and upon written request made to Investor Relations, Perceptron, Inc., 47827 Halyard Drive, Plymouth MI 48170.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Perceptron, Inc.
(Registrant)

By: /S/ Alfred A. Pease
Alfred A. Pease, Chairman of the Board,
President and Chief Executive Officer
(Principal Executive Officer)

Date: September 24, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/S/ Alfred A. Pease Alfred A. Pease	Chairman of the Board, President, Chief Executive Officer and Director (Principal Executive Officer)	September 24, 2004
/S/ John J. Garber John J. Garber	Vice President and Chief Financial Officer (Principal Financial Officer)	September 24, 2004
/S/ Sylvia M. Smith Sylvia M. Smith	Controller (Principal Accounting Officer)	September 24, 2004
/S/ Kenneth R. Dabrowski Kenneth R. Dabrowski	Director	September 24, 2004
/S/ Philip J. DeCocco Philip J. DeCocco	Director	September 24, 2004
/S/ W. Richard Marz W. Richard Marz	Director	September 24, 2004
/S/ Robert S. Oswald Robert S. Oswald	Director	September 24, 2004
/S/ James A. Ratigan James A. Ratigan	Director	September 24, 2004
/S/ Terryll R. Smith Terryll R. Smith	Director	September 24, 2004

PERCEPTRON PROFILE

Perceptron, Inc. ("Perceptron" or the "Company") designs, develops, manufactures and markets information-based measurement and inspection solutions for process improvement. Perceptron's product offerings are designed to improve quality, increase productivity and decrease costs in manufacturing and product development. Among the solutions offered by the Company are: (1) Laser-based gauging systems that provide 100% in-line measurement for reduction of process variation; (2) Systems that guide robots in a variety of automated assembly applications; (3) Systems that inspect the quality of painted surfaces, and; (4) Technology components and software for the Coordinate Measurement Machine (CMM), portable CMM, wheel alignment, reverse engineering, digitizing, inspection and forest products industry.

CORPORATE INFORMATION

Board of Directors

Alfred A. Pease
Chairman of the Board,
President & Chief
Executive Officer
Perceptron, Inc.

David J. Beattie
President
McNaughton-McKay
Electric Company

Kenneth R. Dabrowski
President
Durant Group, L.L.C.

Philip J. DeCocco
President
Sturges House, Inc.

W. Richard Marz
Executive Vice President,
Worldwide Strategic
Marketing
LSI Logic Corporation

Robert S. Oswald
Chairman
Bendix Commercial Vehicle
Systems, LLC

James A. Ratigan
Consultant
Ganymed Pharmaceuticals AG

Terryll R. Smith
President & Chief
Executive Officer
Novation Environmental
Technologies, Inc.

Executive Team

Alfred A. Pease
Chairman, President &
Chief Executive Officer

Wilfred J. Corriveau
Senior Vice President, Global
Automotive Business

John J. Garber
Vice President, Finance &
Chief Financial Officer

R. Kent Gilbert
Vice President, Engineering

Frederick J. Jackson
Vice President, Human
Resources

Harry T. Rittenour
Senior Vice President,
Product Production and Quality

Shareholder Information

Inquiries concerning lost stock certificates, change of address, account status, or other questions regarding your stock in Perceptron, Inc. should be directed to the Company's Transfer Agent.

Transfer Agent
American Stock & Trust Company
59 Maiden Lane
New York, NY 10038
800-937-5449

Independent Registered Public Accounting Firm
Grant Thornton LLP
Southfield, MI

Legal Counsel
Dykema Gossett PLLC
Detroit, MI

The Company's annual reports on Form 10-K and quarterly reports on Form 10-Q filed with the SEC are available without charge upon request by accessing the Company's web site at: www.perceptron.com or by contacting:

Investor Relations
47827 Halyard Drive
Plymouth, MI 48170
734-414-6100

© 2004 Perceptron, Inc. The Perceptron Logo is a registered trademark of Perceptron, Inc. For a listing of other trademarks and registrations, please see Item 1 of the Company's Annual Report on Form 10-K.